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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the information contained in the Annual Audited Consolidated Financial Statements and the notes thereto. This MD&A is based upon our Annual Audited Consolidated Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles are different in some respects from those generally accepted in the United States, and the significant differences are described in Note 24 to the Annual Audited Consolidated Financial Statements. References are made to certain non-GAAP measures throughout this MD&A. These measures are discussed in Supplemental Measures. This MD&A is the responsibility of management. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee. The Audit Committee reviews the disclosure and recommends its approval by the Board of Directors. This MD&A was prepared as of March 9, 2011.

        Unless otherwise indicated or required by the context, as used in this MD&A, the terms "NOVA Chemicals," the "Corporation," "we," "our" and "us" refer to NOVA Chemicals Corporation and all of its subsidiaries and joint ventures that are consolidated under Canadian GAAP. All amounts are presented in U.S. dollars unless otherwise noted.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

        This MD&A contains forward-looking information with respect to us within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations. By its nature, forward-looking information requires us to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that our assumptions may not be correct and that actual results may vary from the forward-looking information.

        Forward-looking information for the time periods beyond 2011 involves longer-term assumptions and estimates than forward-looking information for 2011 and is consequently subject to greater uncertainty. We caution readers of this MD&A not to place undue reliance on our forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

        The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "should," "would," and "could" often identify forward-looking information. Specific forward-looking information contained in this MD&A includes, among others, our beliefs about and expectations for our Olefins/Polyolefins business unit, including our beliefs about our cost advantaged feedstock position, our beliefs regarding export flows of natural gas from Alberta and ethane availability for our ethylene plants in Western Canada, our plans to source additional feedstock that is not necessarily tied to export natural gas flows from Alberta, our agreements with Hess and affiliates of Mistral to purchase and transport ethane production from Hess' Tioga Gas Plant in North Dakota via a pipeline to Alberta, Canada, our agreements with AltaGas for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas' Harmattan-Elkton Gas Plant and the timing of start-up of this co-stream project; our expectations for our modernization and expansion project at our Mooretown, Ontario, plant, our beliefs about ethylene and polyethylene supply and demand, and our beliefs about the Marcellus Basin, including our belief that our Corunna facility could become an ideal outlet for ethane from the Marcellus Basin as well as other nearby shale formations and our hope to be able to secure long-term competitive petrochemical feedstock supply for our Sarnia operations via an ethane pipeline from the Marcellus Basin; our beliefs about and expectations for our Performance Styrenics segment, including our belief that the restructured business can be successful; our expectation that we will not record a material gain or loss related to the sale of our 50% interest in the INEOS NOVA joint venture; our beliefs about our competitive advantages and our ability to compete successfully; our beliefs about expected funding for our pension and retirement plans; our beliefs about environmental matters, including our expectation that legally binding federal greenhouse gas emission reduction requirements will be imposed on our operations in Canada and our expected costs to conduct decommissioning and site restoration; our beliefs regarding our transition to IFRS and expected impacts; and general economic conditions.

        With respect to forward-looking information contained in this MD&A, we have made material assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; our ability to obtain raw materials; our ability to market products successfully to our anticipated customers; the impact of increasing competition; and our ability to obtain financing on acceptable terms. Some of our assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

        Some of the risks that could affect our future results and could cause results to differ materially from those expressed in our forward-looking information include: a deterioration in our cash balances or liquidity; our ability to access capital markets, which could impact our ability to react to changing economic and business conditions; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; our ability to implement our business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to our business, including environmental, competition and employment laws; loss of the services of any of our executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in our publicly filed disclosure documents and securities commission reports. The information contained in this MD&A, including the information provided under the heading "Risk Factors" in Annex A identifies additional factors that could affect our operating results and performance.

        The forward-looking information in this MD&A is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this MD&A, and except as required by applicable law, we undertake no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

NOVA Chemicals Corporation

        We are a plastics and chemical company whose products are used in a wide variety of applications, including food and electronics packaging, industrial materials, appliances and a variety of consumer goods. We operate two business units; Olefins/Polyolefins and Performance Styrenics.

Business Units

  •
  Olefins/Polyolefins manufactures and sells ethylene and polyethylene ("PE"), as well as chemical and energy products, which are commonly known as co-products.

  •
  Performance Styrenics manufactures and sells expandable polystyrene ("EPS") and ARCEL® resin.

IPIC Transaction

        On February 23, 2009, we entered into an arrangement agreement (the "Arrangement Agreement") with International Petroleum Investment Company ("IPIC"), which is wholly owned by the government of the Emirate of Abu Dhabi, providing for the acquisition by IPIC of all of our outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals and, through a wholly owned subsidiary, acquired all of our issued and outstanding common shares (the "Acquisition"). Prior to July 6, 2009, IPIC provided us with $350 million of interim debt financing that was converted into our common equity at the closing of the Acquisition. We refer to the Acquisition and the conversion of the interim debt financing into equity collectively as the "IPIC Transaction." Our common shares were delisted from the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange on July 6, 2009.

        We elected to use push-down accounting under the Canadian Institute of Chartered Accountants ("CICA") 1625, Comprehensive revaluation of assets and liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we applied, for the first time and prospectively, the principles of CICA 1582, Business combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities were adjusted to their respective estimated fair values on July 6, 2009 as reflected in Note 4 of the Annual Audited Consolidated Financial Statements.

        Although we continued as the same legal entity after the IPIC Transaction, our consolidated financial information for 2009 is presented for two periods: Predecessor and Successor, which relate to the periods preceding and succeeding the Acquisition on July 6, 2009. These separate periods are presented to reflect the new accounting basis established for our company as of July 6, 2009, and highlight the fact that the financial information for these periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial information also reflects the equity contributions from IPIC.

Sale of Interest in INEOS NOVA Joint Venture

        On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. ("INEOS") providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture's net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The anticipated windup of certain indemnified pension liabilities resulted in us increasing the estimated amount of our pension liabilities by $11 million in December 2010.

        The sale closed on February 28, 2011. At closing, we received approximately €47 million. This amount does not represent our final net proceeds from the sale, because pension liabilities were estimated as of closing and the final determination of these liabilities is not expected to be completed until the second quarter of 2011, at which time the proceeds will be adjusted. While we cannot determine the final net proceeds of the sale as of the date of this MD&A, we do not expect to record a material gain or loss related to this transaction. Associated results of operations, financial position and cash flows are separately reported as discontinued operations and assets and liabilities held for sale for all periods presented. See Note 3 in the Annual Audited Consolidated Financial Statements for further disclosure of the discontinued operations.

        Depending on the context, "INEOS NOVA" in this MD&A means our former joint venture with INEOS or the current standalone business that is 100% owned by INEOS. INEOS NOVA is reported as discontinued operations in our Annual Audited Consolidated Financial Statements.

Key Drivers of Financial Performance

        Our earnings and cash flow primarily are influenced by the margins earned on the products we manufacture. Margin is the difference between the selling price of products and the direct cost to produce and distribute them. Margins for companies in the plastics and chemical industry are driven by the supply/demand balance and tend to be cyclical.

Supply/Demand Balance—The Key Driver of Profitability

        The supply/demand balance, as measured by industry operating rates, is generally the best indicator of profitability in the plastics and chemical industry. During peak conditions, when operating rates tend to be high, prices and margins generally increase as customers attempt to secure scarce supply to meet their production needs. Conversely, during trough conditions, which tend to occur when operating rates are low, margins generally decrease since there is ample supply to meet customer demand.

Plastics and Chemical Industry Earnings are Cyclical

        By its nature, profitability in the plastics and chemical industry is cyclical. Demand growth is driven by economic growth, which tends to be relatively consistent over time. In contrast, new product supply grows in large increments through the construction of large, complex new plants, which generally require significant capital and lead-time of four to six years to complete.

        As industry operating rates increase, prices and producers' margins tend to increase. Extended periods of profitability encourage new investment in plants to serve growing demand. New supply added in excess of demand growth causes industry operating rates and profitability to decline. Periods of reduced profitability deter investment in new plants and force high-cost, unprofitable producers to rationalize capacity. Continued demand growth and lack of new investment lead to tightening capacity utilization and a return to increased profitability. This alternating pattern of supply surplus and shortage creates the earnings cycles that are typical in commodity industries.

Price, Volume and Cost Influence Profitability

  Price is driven by feedstock costs and the supply/demand balance

        Pricing for our polymer and chemical products is based on the amount our customers are willing to pay for these products compared to similar available or competing products. Prices can rapidly change as a result of feedstock costs and fluctuations in the supply/demand balance. While feedstock costs heavily influence the price of our products, margins drive profitability.

  Volume is driven by economic growth

        Sales volumes for plastics and chemical products are most heavily influenced by economic growth, a key driver of demand. Sales volumes also may be influenced by short-term changes in customer buying patterns which primarily are driven by expectations of price volatility. Anticipation of higher prices or limited product availability can motivate customers to purchase beyond short-term needs and build inventories. Conversely, expectations of lower prices can motivate customers to delay purchases and consume inventories. These short-term buying patterns can create quarterly earnings volatility for plastics and chemical producers and are not necessarily representative of longer-term profitability.

  Costs—feedstock cost advantage is critical to sustained profitability

        Feedstock costs are the single largest component of our costs and account for 70-80% of the total cost of our products. Our primary feedstocks include ethane, other natural gas liquids, crude oil, and condensates. Feedstock costs heavily influence the price of our products, and in recent years, feedstock cost volatility has led to rapid changes in product prices. Since feedstock costs represent the most significant portion of total production costs, a feedstock cost advantage can lead to enhanced profitability relative to industry peers and is the key to our profitability throughout the cycle.

        The remaining 20-30% of the total cost of our products consists of variable conversion costs and fixed costs such as: plant operating and distribution costs; selling, general and administrative costs ("SG&A"); and research and development costs ("R&D"). SG&A costs represent all direct and most indirect expenses incurred in directing and managing the company. R&D costs relate to technical activities that support the development and commercialization of new products, technologies and applications.

        The following table illustrates how changes in various feedstock costs could affect our after-tax income assuming all other factors are held constant. The sensitivity is based on 2010 actual consumption volumes

(excluding hedged items and respective hedging instruments) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of U.S. dollars, except as noted)	Change(1)	Decrease in After-Tax Income
Crude oil	+10%	$60
Natural gas	+10%	$22
Propane	+10%	$25
Butane	+10%	$35

(1)
A 10% decrease in feedstock costs would have the opposite effect.

  Currency Sensitivity

        Our investing, financing and operating activities are exposed to currency risks. Currency risks, as defined by CICA 3862, Financial Instruments: Disclosures, arise when a monetary financial instrument is denominated in a currency other than the functional currency. As of December 31, 2010 and 2009, we had a net monetary liability position of $252 million and $675 million, respectively, in non-U.S. dollar currencies at their respective current exchange rates. Each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $19 million and $47 million after-tax, respectively. Any change in the Euro would not be material.

        Beginning January 1, 2011, our income statement exposure will be reduced to approximately a $3 million after-tax decrease (increase) with each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar. This change results from moving to International Financial Reporting Standards ("IFRS") (see FUTURE CHANGES IN ACCOUNTING POLICIES, Transition to IFRS) under which foreign currency gains and losses on pension obligations are reported in Accumulated Other Comprehensive Income ("AOCI").

  NOVA Chemicals' Highlights

(millions of U.S. dollars)	2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	2008 Restated(1)
	Successor		Predecessor
Total assets	$5,670	$5,596	N/A	$4,082
Total long-term liabilities	$2,785	$2,788	N/A	$2,001
Revenue	$4,576	$1,612	$1,345	$5,645
Operating income (loss) from continuing operations(2)
Olefins/Polyolefins
Joffre Olefins	$384	$104	$87	$621
Corunna Olefins	136	(27)	(78)	(243)
Polyethylene	300	152	42	(43)
Eliminations	(32)	(6)	(8)	36

Total Olefins/Polyolefins	788	223	43	371
Performance Styrenics	2	5	(19)	(49)
Corporate	(200)	(129)	(235)	(138)

Operating income (loss) from continuing operations(2)	$590	$99	$(211)	$184

Income (loss) from continuing operations	$233	$9	$(235)	$105

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
See Supplemental Measures.

  Changes in Our Net Income (Loss)

(millions of U.S. dollars)	2010 vs. July 6 to Dec. 31, 2009 Restated(1)	2010 vs. Jan. 1 to July 5, 2009 Restated(1)	July 6 to Dec. 31, 2009 vs. 2008 Restated(1)	Jan. 1 to July 5, 2009 vs. 2008 Restated(1)
	Successor			Predecessor
Higher (lower) operating margin from continuing operations(2)	$655	$932	$(135)	$(412)
(Higher) lower selling, general and administrative	(127)	(34)	130	37
(Higher) lower research and development	(18)	(18)	27	27
Lower (higher) foreign exchange losses	91	26	(221)	(156)
Lower (higher) restructuring charges	2	21	10	(9)
(Higher) lower depreciation and amortization	(112)	(126)	104	118
(Higher) lower interest expense, net	(100)	(91)	66	57
(Higher) lower other losses, net	(54)	(60)	1	7
Higher income tax expense	(113)	(182)	(78)	(9)

Higher (lower) income from continuing operations	224	468	(96)	(340)
Higher income from discontinued operations, net of income taxes	37	30	134	141

Increase (decrease) in net income	$261	$498	$38	$(199)

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
Operating margin equals Revenue less Feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).

Discussion of Consolidated Financial Results of Continuing Operations

  Full Year 2010 Versus July 6 to December 31, 2009

        Income from Continuing Operations in 2010 was $233 million compared to $9 million for the period from July 6 to December 31, 2009. The improvement was the result of improved economic and business conditions, which resulted in increased demand for our products and improved margins.

        Revenue in 2010 was $4,576 million, significantly higher than $1,612 million for the period from July 6 to December 31, 2009 primarily due to the longer time period and higher sales prices and volumes.

        Feedstock and Operating Costs in 2010 were $3,466 million compared to $1,157 million for the period from July 6 to December 31, 2009. The large increase in feedstock and operating costs was due to the longer time period and higher average prices for feedstocks as prices rebounded from the effects of the economic downturn.

        Foreign Exchange Losses in 2010 were $13 million compared to $104 million for the period from July 6 to December 31, 2009. The difference was due to the effect of a more significant strengthening of the Canadian dollar on Canadian-denominated liabilities in the 2009 period versus 2010 and the hedging of the Cdn$250 million 7.85% notes that we repaid in August 2010.

        Depreciation and Amortization expense was $243 million in 2010 up from $131 million during the period from July 6 to December 31, 2009, primarily due to the longer time period.

        Selling, General and Administrative expenses were $209 million in 2010 compared to $82 million for the period from July 6 to December 31, 2009 primarily due to the longer period and increased incentive compensation costs due to improved business performance.

        Research and Development expenses were $35 million in 2010 up from $17 million for the period from July 6 to December 31, 2009 due to the longer time period.

        Restructuring Charges were $20 million in 2010 compared to $22 million for the period from July 6 to December 31, 2009. The 2010 restructuring charges were attributed to the write-down of certain of our Performance Styrenics segment's assets, while the charges during the 2009 period were due to restructuring activities, including workforce reductions in Corporate and our Olefins/Polyolefins business unit.

        Interest Expense (Net) in 2010 was $183 million, up from $83 million for the period from July 6 to December 31, 2009. The increase was primarily due to the longer time period and the full impact of interest on the $700 million of notes issued in October 2009.

        Income Tax Expense was a $120 million expense in 2010, up from a $7 million expense for the period from July 6 to December 31, 2009. The increase was due to taxable income increasing by more than $300 million in 2010 and unrecognized tax losses.

  Full Year 2010 Versus January 1 to July 5, 2009

        Income (Loss) from Continuing Operations in 2010 was income of $233 million up from a loss of $235 million for the period from January 1 to July 5, 2009. The improvement was the result of improved economic and business conditions, which resulted in increased demand for our products and improved margins.

        Revenue in 2010 was $4,576 million, significantly higher than $1,345 million for the period from January 1 to July 5, 2009 primarily due to the longer time period and higher sales prices and volumes.

        Feedstock and Operating Costs in 2010 were $3,466 million compared to $1,167 million for the period from January 1 to July 5, 2009. The large increase in feedstock and operating costs was due to the longer time period and higher average prices for feedstocks as prices rebounded from the effects of the economic downturn.

        Foreign Exchange Losses in 2010 were a loss of $13 million compared to a loss of $39 million for the period from January 1 to July 5, 2009. The difference was due to the effect of a strengthening of the Canadian dollar on Canadian-denominated liabilities in the 2009 period versus 2010 and the hedging of the Cdn$250 million 7.85% notes that we repaid in August 2010.

        Depreciation and Amortization expense was $243 million in 2010 up from $117 million during the period from January 1 to July 5, 2009, primarily due to the longer time period.

        Selling, General and Administrative expenses were $209 million in 2010 compared to $175 million for the period from January 1 to July 5, 2009. The 2009 period expenses were higher on a percentage basis primarily due to financial advisor and legal fees of $46 million incurred with respect to the IPIC Transaction during the 2009 period.

        Research and Development expenses were $35 million in 2010 up from $17 million for the period from January 1 to July 5, 2009 due to the longer time period.

        Restructuring Charges were $20 million in 2010, down from $41 million during the period from January 1 to July 5, 2009. Contributing to the higher restructuring charges during the period in 2009 was our decision to exit the DYLARK® engineering resin business during the second quarter of 2009.

        Interest Expense (Net) in 2010 was $183 million, up from $92 million for the period from January 1 to July 5, 2009. The increase was primarily due to the longer time period and the impact of interest on the $700 million of notes issued in October 2009, which was partially offset by additional amortization expense of debt issue costs as a result of amendments to existing financings and additional financings completed in the first and second quarters of 2009.

        Income Tax Expense (Recovery) was a $120 million expense in 2010, compared to a recovery of $62 million for the period from January 1 to July 5, 2009. The increase was due to taxable income increasing by more than $650 million in 2010.

  July 6 to December 31, 2009 Versus Full Year 2008

        Income from Continuing Operations for the period from July 6 to December 31, 2009 was $9 million compared to $105 million in 2008. The decrease in income was a result of strong earnings during the first nine months in 2008 and the impact of the global recession that started during the final three months of 2008 and resulted in slowly recovering economic and business conditions during the 2009 period.

        Revenue for the period from July 6 to December 31, 2009 was $1,612 million, significantly down from $5,645 million in 2008 primarily due to the shorter time period and lower sales prices and volumes.

        Feedstock and Operating Costs for the period from July 6 to December 31, 2009 were $1,157 million compared to $5,055 million during 2008. The steep decline in feedstock and operating costs was due to the shorter time period and significantly lower average crude oil, benzene and natural gas prices during the period in 2009 compared to 2008 that occurred as a result of the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008.

        Foreign Exchange Losses (Gains) for the period from July 6 to December 31, 2009 were a loss of $104 million compared to a gain of $117 million in 2008. The difference was due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities in the 2009 period and the change of our functional currency during 2008.

        Depreciation and Amortization expense was $131 million for the period from July 6 to December 31, 2009, down from $235 million in 2008, due to the shorter time period. The application of push-down accounting did not impact depreciation as we reassessed and revised the estimated useful lives of our assets in our Olefins/Polyolefins business at the same time (see "Application of Critical Accounting Estimates—Property, Plant and Equipment").

        Selling, General and Administrative expenses were $82 million for the period from July 6 to December 31, 2009 compared to $212 million during 2008, primarily due to the shorter period.

        Research and Development expenses were $17 million for the period from July 6 to December 31, 2009, down from $44 million during 2008 due to the shorter time period and targeted cost savings in the 2009 period, primarily in our styrenics business.

        Restructuring Charges were $22 million for the period from July 6 to December 31, 2009, compared to $32 million during 2008. With the IPIC Transaction complete, previously planned restructuring activities, including workforce reductions in Corporate and our Olefins/Polyolefins business unit, were resumed in the 2009 period.

        Interest Expense (Net) for the period from July 6 to December 31, 2009 was $83 million compared to $149 million in 2008, primarily lower due to the shorter time period; however, it was higher on a percentage basis due to accretion of discount on notes due to push-down accounting and costs associated with existing and new financings offset to a small degree as a result of the repayment of $250 million of 7.4% notes due April 1, 2009.

        Income Tax Expense (Recovery) was a $7 million expense for the period from July 6 to December 31, 2009, compared to a recovery of $71 million in 2008 due to the increase in income before taxes. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses, and additional tax for transfer pricing disputes.

  January 1 to July 5, 2009 Versus Full Year 2008

        (Loss) Income from Continuing Operations for the period from January 1 to July 5, 2009 was a loss of $235 million compared to income of $105 million in 2008. The significant decrease in income was due to weak economic and business conditions in the 2009 period that resulted in lower selling prices and sales volumes that more than offset lower feedstock and operating costs. Higher foreign exchange losses in the 2009 period due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities also contributed to the increase in the loss.

        Revenue was $1,345 million for the period from January 1 to July 5, 2009, significantly down from $5,645 million in 2008 due to the shorter time period. In addition, weak economic and business conditions during the first half of 2009 resulted in lower average selling prices for products in all business segments as well as lower sales volumes that more than offset lower feedstock and operating costs compared to 2008.

        Feedstock and Operating Costs were $1,167 million during the period from January 1 to July 5, 2009 compared to $5,055 million during 2008. The steep decline in feedstock and operating costs was due to the shorter time period and significantly lower average crude oil, benzene and natural gas prices during the 2009 period compared to 2008 as a result of the reset in commodity and materials prices triggered by the global recession that started in the second half of 2008.

        Foreign Exchange Losses (Gains) for the period from January 1 to July 5, 2009 were a loss of $39 million compared to a gain of $117 million in 2008. The difference was due to the effect of a strengthening Canadian dollar on Canadian-denominated liabilities in the 2009 period, and the change in functional currency in 2008.

        Depreciation and Amortization expense was $117 million in the period from January 1 to July 5, 2009, down from $235 million in 2008, due to the shorter time period.

        Selling, General and Administrative expenses were $175 million during the period from January 1 to July 5, 2009 compared to $212 million during 2008. Selling, general and administrative expenses for the 2009 period were higher on a percentage basis compared to 2008 primarily due to financial advisor and legal fees of $46 million incurred with respect to the IPIC Transaction during the 2009 period.

        Research and Development expenses were $17 million during the period from January 1 to July 5, 2009, down from $44 million during 2008 due to the shorter time period and targeted cost savings, primarily in our styrenics business.

        Restructuring Charges were $41 million during the period from January 1 to July 5, 2009 compared to $32 million during 2008. Contributing to the increased restructuring charges during the 2009 period was our decision to exit the DYLARK engineering resin business during the second quarter of 2009.

        Interest Expense (Net) during the period from January 1 to July 5, 2009 was $92 million compared to $149 million in 2008. The overall decrease was due to the shorter time period, but it increased on a percentage basis primarily due to additional amortization expense of debt issue costs as a result of amendments to existing financings and additional financings completed in the first half of 2009.

        Income Tax Recovery was $62 million in the period from January 1 to July 5, 2009 compared to $71 million in 2008 due to a loss before taxes in the period from January 1 to July 5, 2009. In 2008, the tax recovery as a percent of income before income taxes was higher than would be expected due to permanent differences on foreign exchange gains and losses, and unrecognized tax losses.

Olefins/Polyolefins Business Unit

        Our Olefins/Polyolefins business unit produces and sells ethylene, PE and co-products from its two manufacturing centers located in Alberta and Ontario, Canada. The business is built on its cost advantaged feedstock (because ethane prices in Alberta are primarily based on natural gas prices when compared to the U.S. Gulf Coast ("USGC") where ethane tends to trade in a more highly correlated relationship with the crude oil price), world-scale and energy-efficient manufacturing facilities in Alberta and proprietary technology such as Advanced SCLAIRTECH™ ("AST") and gas-phase PE process technology as well as PE catalyst technology.

        Our Olefins/Polyolefins business unit contains three reporting segments:

  (1)
  Joffre Olefins, which produces and sells ethylene and co-products and includes the Joffre, Alberta, site's three ethylene crackers.

  (2)
  Corunna Olefins, which produces and sells ethylene and co-products and includes the Corunna, Ontario, ethylene flexi-cracker.

  (3)
  Polyethylene, which produces and sells PE and includes both the Alberta and Ontario based PE assets.

  Olefins/Polyolefins Business Unit Snapshot

Reporting Segment	Primary Products	Capacity	Manufacturing Sites	Primary Feedstock

Joffre Olefins	Ethylene Co-Products(1)	4.8 Blbs 0.8 Blbs	Joffre, Alberta	Ethane

Corunna Olefins	Ethylene Co-Products(1)	1.8 Blbs 4.7 Blbs	Corunna, Ontario	Crude oil, Condensate, Propane and Butane

Polyethylene	Linear low-density PE AST-based PE Low-density PE High-density PE	3.7 Blbs	Joffre, Alberta Mooretown, Ontario St. Clair River, Ontario	Ethylene (Internally supplied)

(1)
The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

  Market Overview

        Ethylene is the most widely produced petrochemical in the world and is the primary feedstock used in the production of PE. It is a key building block for a variety of polymers and other chemicals used to manufacture products such as packaging, containers, films and construction products. Ethylene is primarily transported via pipeline and is regionally traded. Ethylene margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Polyethylene is used to produce every day, consumer staple oriented items such as food packaging, packaging for personal care items, toys and bottles, and is the most widely used plastic material in the world. Industrial applications include storage drums, industrial wrap, retail packaging and building products. PE resin is globally traded in established merchant markets. PE margins typically expand when operating rates are at or above 90% of nameplate capacity.

        Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene and butadiene-building blocks that are used to make items such as tires, carpet and clothing fibers, and household goods. Energy co-products include gasoline blending components and fuel oil. The profitability of co-products depends on energy prices and the supply/demand balance for each co-product. The choice of ethylene feedstock mix determines the type and volume of co-products manufactured.

  Business Overview

        Our largest volume product is ethylene, which is the key feedstock for the production of PE. We produce ethylene and co-products at our Joffre, Alberta, and Corunna, Ontario, manufacturing facilities.

  Joffre Olefins

        Joffre Olefins produces and sells ethylene and co-products and includes three world-scale ethylene crackers in Joffre, Alberta. Our share of production capacity from the Joffre crackers, which excludes Dow Chemical Canada ULC's 50% interest in the Ethylene 3 ("E3") cracker, is 4.8 billion pounds per year and represents approximately 75% of our total nameplate ethylene production capacity. Approximately half of our production capacity at Joffre supports internal PE production, while the remainder is sold to third parties. The Joffre crackers have the capacity to produce approximately 830 million pounds per year of co-products such as hydrogen, propylene and other hydrocarbons.

        The primary feedstock of the Joffre ethylene crackers is ethane, which is extracted from natural gas by third-party field and straddle plant operators and delivered to the Joffre site via pipeline. The majority of ethane used at the Joffre site is extracted and delivered under medium-to long-term contracts. We can also directly purchase ethane and have the flexibility to use propane to meet a portion of our feedstock requirements when the economics are favorable.

        The only major use for ethane is as a feedstock for production of ethylene. In Alberta, we typically acquire ethane by purchasing natural gas to replace the energy content of the ethane removed from the gas stream plus pay a fee for extraction and delivery. Therefore, our feedstock costs are directly linked to the natural gas price in Alberta. Alberta's historically lower cost of natural gas, due to structural transportation differentials, and more efficient ethane extraction plant infrastructure compared to the USGC contributes to our feedstock cost advantage. In comparison, USGC ethane prices generally follow the prices of other ethylene feedstocks such as propane and naphtha, which typically track crude oil prices. Ethane prices are also influenced by more traditional supply and demand dynamics. As a result, the price for ethane on the USGC can be at a substantial premium to the underlying natural gas value.

  Corunna Olefins

        Corunna Olefins produces and sells ethylene and co-products that result from the manufacture of ethylene and processing of crude oil and other feedstocks. The Corunna ethylene flexi-cracker has annual production capacity of 1.8 billion pounds of ethylene and 4.7 billion pounds of co-products, depending on the feedstock used. Most of Corunna's ethylene production is consumed by our PE plants while the majority of its co-products are sold to third parties.

        Corunna's manufacturing assets have the flexibility to process a large range of feedstocks and produce a diverse range of chemical and energy co-products. We are able to adjust Corunna's feedstock slate between crude oil, crude oil derivatives and natural gas liquids, or NGLs, as market conditions fluctuate. Corunna's crude oil processing unit allows us to purchase crude oil and produce our own naphtha when it is economically favorable to do so. The Corunna facility can access NGLs, such as propane and butane from local producers, Western Canada or the United States. The Corunna facility can also access crude oil, condensates and naphtha from various North American supply sources.

  Polyethylene

        The Polyethylene segment produces and sells linear low-density polyethylene ("LLDPE"), low-density polyethylene ("LDPE") and high-density polyethylene.

        We have approximately 3.7 billion pounds of annual PE production capacity from our two units in Joffre, Alberta, and our Mooretown and St. Clair River sites in Ontario. In 2010, we completed a modernization and expansion project of our Mooretown LDPE line. During 2011, we expect to use the projected additional 100 million pounds of annual production capacity, as well as produce an upgraded product slate, with improved reliability and lower production costs.

  Advanced SCLAIRTECH Technology

        One of the Joffre PE plants, PE2, utilizes Advanced SCLAIRTECH technology to manufacture and sell higher value SURPASS® and SCLAIR® PE resins. SURPASS resins deliver a unique combination of properties not found in traditional PE resins and are used in film applications, such as food packaging; injection molding applications, such as ice cream containers and packaging lids; and rotational molding applications, such as dumpsters and industrial storage containers. SCLAIR resins are used in a variety of flexible packaging applications.

        We are one of only three PE companies worldwide with independent, patented process and single-site catalyst technologies which enable us to produce differentiated higher value PE resins on a commercial scale.

  PE exports

        Our PE is primarily sold into North American markets. We have also historically sold up to 20% of our total sales volume outside North America to China, Southeast Asia, Central and Latin America and Europe. We own part of a packaging joint venture located in Tianjin, China. We ship bulk PE resin out of the Port of Vancouver to Tianjin where it is bagged for distribution to customers in China.

  PE Technology Licensing

        We license our proprietary SCLAIRTECH™ technology and NOVACAT® family of catalysts. Our SCLAIRTECH technology is licensed for use in 12 plants around the world.

        NOVACAT catalysts are a series of advanced Ziegler-Natta catalysts designed specifically for gas-phase PE reactors that can produce butene and hexene LLDPE with improved performance characteristics and manufacturing economics.

Outlook for Olefins/Polyolefins Business Unit

        We believe that there are several factors that affect the long-term earnings potential of our Olefins/Polyolefins business unit.

1.
Supply/Demand Balance—In 2011 and 2012, we expect the effects of the start-up of large amounts of ethylene and PE capacity to affect the supply/demand balance. During 2011, supply growth is expected to continue to exceed demand growth causing an oversupply of products and a reduction in global operating rates. We expect some producers will shut down their facilities permanently, which should reduce excess capacity and cause operating rates to return to higher levels over time. In addition, margins in periods of oversupply are typically below re-investment levels and this discourages new investment decisions, eventually leading to a period of inadequate supply and a return to margin expansion. Starting in 2012, demand growth may again outpace supply growth, beginning a period of increasing capacity utilization.

2.
Cost Advantaged Feedstocks—Our Joffre facility has access to some of the lowest cost feedstocks in the world outside of the Middle East. According to industry experts, the cost of natural gas in North America is expected to remain low relative to crude oil for at least the next several years. This should allow us to be feedstock advantaged compared to North American competitors that use crude oil based feedstocks. We expect the structural transportation differentials, and more efficient ethane extraction plant infrastructure in Western Canada compared to the USGC to continue, which should also help in maintaining our competitiveness in North America. In addition, well over 50% of global capacity uses feedstock derived from crude oil that is relatively high cost. Because market prices are set by the highest cost producers, our advantaged cost position should lead to higher margins for our business relative to those high cost producers when selling at market prices.

3.
Natural Gas Flows—In 2011, we expect the export flows of natural gas across the Alberta border to be similar to the lower than historical flows experienced in 2010 due primarily to lower selling prices for natural gas in North America. This will likely lead to less natural gas flowing through the ethane extraction plants ("Straddle Plants") on the mainline of the TransCanada Alberta pipeline system and therefore less ethane available as feedstock for our ethylene plants in Western Canada.

  On March 1, 2011, we and a subsidiary of AltaGas Ltd. ("AltaGas") entered into definitive agreements for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas' Harmattan- Elkton Gas Plant. The ethane extracted from the natural gas will be delivered through the existing connection to the Alberta Ethane Gathering System. We expect to receive ethane and other natural gas liquids from AltaGas' Harmattan Co-Stream Project starting in the first quarter of 2012.

  We are working and will continue to work with suppliers, the Alberta government and pipeline companies to source additional supply for our feedstock needs. These sources could include, among others, the streaming of natural gas with low ethane content to industrial consumption in Alberta, with the expected result that high ethane content natural gas will flow through the Straddle Plants; natural gas liquids from large new gas finds in Alberta, British Columbia and northern sources; and ethane to be extracted from the natural gas flowing in the Alliance pipeline. There is also evidence of increases in drilling activity in shale formations that contain relatively high levels of natural gas liquids. As these activities develop, they are expected to provide additional feedstock volumes to the Alberta region.

  In addition to the potential sources of feedstock supply listed above, we have begun to establish new cost competitive future sources of feedstock that will be based on ethane extracted from associated natural gas from oil production. For example, on January 31, 2011, we executed definitive agreements with Hess

  Corporation ("Hess") and affiliates of Mistral Energy Inc. ("Mistral") to purchase ethane production from Hess' Tioga Gas Plant in North Dakota and transport it via a pipeline to be constructed, owned and operated by Mistral to Alberta, Canada. We have the right to purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement. The pipeline, called the Vantage Pipeline, is expected to start-up by the end of 2012, subject to receipt of customary regulatory and other approvals.

  We expect to be able to reduce our reliance on export natural gas flows across the Alberta border and begin to improve our feedstock supply for our Joffre facility beginning in late 2012.

  With the development and application of shale gas technology, we are experiencing a rapidly changing supply profile for NGLs throughout North America. A key source of sustainable future supply for the Corunna Olefins facility could be the Marcellus Basin because of its proximity and the existing infrastructure in and around Sarnia. In its 30 plus year history, the Corunna Olefins facility has been transformed from a fully naphtha based cracker into a mostly light feed cracker today, and there is an opportunity to further enhance its flexibility to handle substantial quantities of ethane feedstock. This would be consistent with a generally growing view within the industry that North American light feed crackers will enjoy a significant and sustainable advantage over naphtha crackers in Europe and Asia. Our Corunna facility could become an ideal outlet for ethane from the Marcellus region as well as other nearby shale formations, by the end of 2013. We believe Marcellus gas producers would benefit by having a secure steady outlet for ethane which could eliminate a potential barrier to developing their rich gas reserves in Marcellus.

  On February 15, 2011, we signed a memorandum of understanding with Caiman Energy LLC ("Caiman") for the supply of up to 20,000 barrels per day of ethane under a long-term arrangement supplied from Caiman's Fort Beeler Plant near Cameron, West Virginia, in the Marcellus Basin. The ethane will be transported to our Sarnia, Ontario, cracker via pipeline.

Olefins/Polyolefins Financial Highlights From Continuing Operations

(millions of U.S. dollars, except as noted)	2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	2008 Restated(1)
	Successor		Predecessor
Revenue
Joffre Olefins(2)	$1,519	$564	$503	$2,159
Corunna Olefins(2)	2,006	526	437	2,537
Polyethylene(2)	1,946	805	698	2,383
Eliminations(3)	(1,163)	(413)	(380)	(1,778)

	$4,308	$1,482	$1,258	$5,301

Operating Income (Loss)(4)
Joffre Olefins	$384	$104	$87	$621
Corunna Olefins	136	(27)	(78)	(243)
Polyethylene	300	152	42	(43)
Eliminations(3)	(32)	(6)	(8)	36

	$788	$223	$43	$371

Polyethylene Sales Volumes (Millions of Pounds)	3,096	1,525	1,536	3,432

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
Before inter-segment eliminations between the business units.

(3)
Represents inter-segment eliminations.

(4)
See Supplemental Measures.

  Olefins/Polyolefins Average Benchmark Prices

	2010
					Annual 2010	July 1 to Dec. 31 2009	Jan. 1 to June 30 2009	Annual 2008
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4
Benchmark Principal Product Prices:(1)
Ethylene(2)	$0.52	$0.46	$0.38	$0.47	$0.46	$0.36	$0.32	$0.59
PE—linear low-density butene liner(3)	$0.64	$0.68	$0.61	$0.67	$0.65	$0.56	$0.50	$0.79
PE—weighted-average benchmark(3)	$0.67	$0.70	$0.63	$0.68	$0.67	$0.60	$0.53	$0.81
Benchmark Raw Material Prices:(1)
AECO natural gas (dollars per mmBTU)(4)	$4.75	$3.79	$3.41	$3.58	$3.88	$3.47	$3.46	$7.74
NYMEX natural gas (dollars per mmBTU)(4)	$5.38	$4.07	$4.41	$3.81	$4.42	$3.84	$4.23	$8.95
WTI crude oil (dollars per barrel)(5)	$78.72	$78.04	$76.20	$85.17	$79.53	$72.25	$51.35	$99.65

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: Chemical Market Associates, Inc. ("CMAI")-USGC Net Transaction Price.

(3)
Source: Townsend Polymer Services Information; Benchmark prices weighted according to our sales volume mix in North America.

(4)
Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)
Source: Platt's. NYMEX WTI daily spot-settled price average for calendar month.

Discussion of Financial Results of Olefins/Polyolefins Business Unit

  Joffre Olefins

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $1,519 million in 2010, up from $564 million during the period from July 6 to December 31, 2009, due to the longer time period and higher selling prices and sales volumes. During 2010, ethylene supply became tight during periods of planned and unplanned industry production shutdowns, while demand increased. This resulted in industry average prices for ethylene that were 26% higher in the full year 2010 compared to the second half of 2009.

        Feedstock and Operating Costs were $973 million in 2010, up from $384 million during the period from July 6 to December 31, 2009. Costs increased in 2010 due to the longer period, higher volumes and higher natural gas and utility costs. Average AECO natural gas prices increased by approximately 12% in 2010 compared to the second half of 2009.

        Operating income was $384 million in 2010, up from $104 million during the period from July 6 to December 31, 2009. Margins in the full year 2010 were higher than the 2009 period as sales prices increased due to tight supply of ethylene and co-products resulting from planned and unplanned industry production shutdowns for ethylene, industry utilization of a lighter feed mix that reduced production of certain co-products, and demand growth driven by economic recovery.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $1,519 million in 2010, up from $503 million during the period from January 1 to July 5, 2009, due to the longer time period and higher selling prices and sales volumes. During 2010, ethylene supply became tight during periods of planned and unplanned industry production shutdowns, while demand increased. This resulted in industry average prices for ethylene that were 46% higher in the full year 2010 compared to the first half of 2009.

        Feedstock and Operating Costs were $973 million in 2010, up from $374 million during the period from January 1 to July 5, 2009. Costs increased in 2010 due to the longer period, higher volumes and higher natural gas and utility costs. Average AECO natural gas prices increased by approximately 12% in 2010 compared to the first half of 2009.

        Operating income was $384 million in 2010, up from $87 million during the period from January 1 to July 5, 2009. Margins in the full year 2010 were higher than the 2009 period as sales prices increased due to tight supply of ethylene and co-products resulting from planned and unplanned industry production shutdowns for ethylene, industry utilization of a lighter feed mix that reduced production of certain co-products, and demand growth driven by economic recovery.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $564 million in the period from July 6 to December 31, 2009, down from $2,159 million in 2008 due to the shorter time period and lower selling prices and sales volumes. Industry average prices for ethylene were 38% lower in the second half of 2009 compared to full year 2008.

        Feedstock and Operating Costs were $384 million in the period from July 6 to December 31, 2009, down from $1,455 million in 2008. Costs decreased in the time period in 2009 due to the shorter time period, lower volumes and lower natural gas and utility costs, and the lower Canadian dollar exchange rate. Average AECO natural gas prices were over 50% lower in the second half of 2009 compared to full year 2008.

        Operating income was $104 million in the period from July 6 to December 31, 2009, down from $621 million in 2008. Margins in the time period in 2009 were lower as sales price declined further than feedstock and operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $503 million in the period from January 1 to July 5, 2009, down from $2,159 million in 2008 due to the shorter time period and lower selling prices and lower sales volume. Industry average prices for ethylene were 46% lower in the first half of 2009 compared to full year 2008.

        Feedstock and Operating Costs were $374 million in the period from January 1 to July 5, 2009, down from $1,455 million in 2008. Costs decreased in the time period in 2009 due to the shorter time period, lower sales volume and lower natural gas and utility costs, and the lower Canadian dollar exchange rate. Average AECO natural gas prices were over 50% lower in the first half of 2009 compared to full year 2008.

        Operating income was $87 million in the period from January 1 to July 5, 2009, down from $621 million in 2008. Margins in the time period in 2009 were lower as sales price declined further than feedstock and operating costs.

  Corunna Olefins

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $2,006 million in 2010, up from $526 million during the period from July 6 to December 31, 2009. The change was due primarily to the longer time period and an increase in product prices along with higher sales volumes. Co-product pricing increased due to higher WTI crude oil prices and increased demand combined with reduced supply due to an industry trend towards using lighter ethylene feedstock that resulted in less co-product production.

        Feedstock and Operating Costs in 2010 were $1,837 million, up from $537 million in the period from July 6 to December 31, 2009. Feedstock prices increased along with the average WTI crude oil price, which was almost 10% higher in 2010 than during the second half of 2009. Feedstock costs were higher due to the longer time period and higher sales volumes. Operating costs were higher primarily due to the strengthening of the Canadian dollar and higher utility costs.

        Operating income (loss) was operating income of $136 million in 2010 up from an operating loss of $27 million during the period from July 6 to December 31, 2009. The improvement was primarily due to higher margins during 2010 that resulted from higher WTI crude oil price and reduced supply of co-products in the market while demand increased.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $2,006 million in 2010, up from $437 million during the period from January 1 to July 5, 2009. The increase was due primarily to the longer time period and an increase in product prices along with higher sales volumes. Co-product pricing increased due to higher WTI crude oil prices and increased demand combined with reduced supply due to an industry trend towards using lighter ethylene feedstock that resulted in less co-product production.

        Feedstock and Operating Costs in 2010 were $1,837 million, up from $478 million in the period from January 1 to July 5, 2009. Feedstock prices increased along with the average WTI crude oil price, which was almost 55% higher in 2010 than during the first half of 2009. Feedstock costs were higher due to the longer time period and higher sales volumes. Operating costs were higher primarily due to the strengthening of the Canadian dollar and higher utility costs.

        Operating income (loss) was operating income of $136 million in 2010 up from an operating loss of $78 million during the period from January 1 to July 5, 2009. The improvement was primarily due to higher margins during 2010 that resulted from higher WTI crude oil price and reduced supply of co-products in the market while demand increased.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $526 million in the period from July 6 to December 31, 2009, down from $2,537 million in 2008. The change was due primarily to the shorter time period and a reduction in product prices and decreased sales volumes. Co-product pricing fell in response to lower WTI crude oil prices, which averaged almost 30% lower in the second half of 2009 compared to 2008.

        Feedstock and Operating Costs were $537 million in the period from July 6 to December 31, 2009, down from $2,708 million in 2008. Feedstock prices were down along with the average WTI crude oil price, which was almost 30% lower in the second half of 2009 compared to 2008. Feedstock costs were lower due to the shorter time period and lower sales volumes. Operating costs were lower mainly due to the shorter time period, lower utility costs, and a lower Canadian dollar exchange rate.

        Operating loss was $27 million in the period from July 6 to December 31, 2009, compared to $243 million in 2008. The improvement was primarily due to lower feedstock costs and more stable flow-through of costs with no need to adjust the value of our inventory. Margins in the time period in 2009 were higher as sales price increased more than feedstock and operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $437 million in the period from January 1 to July 5, 2009, down from $2,537 million in 2008. The change was due primarily to the shorter time period and a reduction in product prices and decreased sales volumes. Co-product pricing fell in response to lower WTI crude oil prices, which averaged almost 50% lower in the first half of 2009 compared to 2008.

        Feedstock and Operating Costs were $478 million in the period from January 1 to July 5, 2009, down from $2,708 million in 2008. Feedstock prices were down along with the average WTI crude oil price, which was almost 50% lower in the first half of 2009 compared to 2008. Feedstock costs were lower due to the shorter time period and lower sales volumes. Operating costs were lower mainly due to the shorter time period, lower utility costs, and a lower Canadian dollar exchange rate.

        Operating loss was $78 million in the period from January 1 to July 5, 2009, compared to $243 million in 2008. The improvement was primarily due to lower feedstock costs and more stable flow-through of costs with no need to adjust the value of our inventory.

  Polyethylene

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $1,946 million in 2010, up from $805 million during the period from July 6 to December 31, 2009. The increase was primarily due to the longer time period and increased PE sales prices. The average PE sales price was approximately 15% higher during 2010 compared to the second half of 2009, as feedstock costs increased and demand for our products improved.

        Feedstocks and Operating Costs were $1,516 million in 2010 up from $587 million in the period from July 6 to December 31, 2009. Feedstock and operating costs were higher in 2010 primarily due to the longer time period, higher sales volumes and higher ethylene costs, which were approximately 26% higher than the second half of 2009. Operating costs were higher primarily due to higher utility costs, an unexpected mechanical failure in our PE2 polyethylene plant that caused an unplanned shutdown of the line, which was corrected and restarted, and startup costs related to the upgrade of our Mooretown, Ontario, LDPE line.

        Operating income in 2010 was $300 million, up from $152 million during the period July 6 to December 31, 2009. The increase was due to PE sales prices increasing more than feedstock costs, as demand improved and the industry experienced several supply interruptions during 2010.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $1,946 million in 2010, up from $698 million during the period from January 1 to July 5, 2009. The increase was primarily due to the longer time period and increased PE sales prices. The average PE sales price was approximately 30% higher in 2010 compared to the first half of 2009, as feedstock costs increased and demand for our products improved.

        Feedstocks and Operating Costs were $1,516 million in 2010 up from $597 million in the period from January 1 to July 5, 2009. Feedstock and operating costs were higher in 2010 primarily due to the longer time period, higher sales volumes and higher ethylene costs, which were 46% higher than the first half of 2009. Operating costs were higher primarily due to higher utility costs, an unexpected mechanical failure in our PE2 polyethylene plant that caused an unplanned shutdown of the line, that was corrected and restarted, and startup costs related to the upgrade of our Mooretown, Ontario, LDPE line.

        Operating income in 2010 was $300 million, up from $42 million during the period January 1 to July 5, 2009. The increase was due to PE sales prices increasing more than feedstock costs, as demand improved and the industry experienced several supply interruptions during 2010.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $805 million in the period from July 6 to December 31, 2009, down from $2,383 million in 2008. The change primarily was due to the shorter time period and lower PE sales prices. The average PE sales price was almost 30% lower, as the economic downturn reduced both feedstock costs and demand for products as compared to 2008. In the time period in 2009, demand was steady, but customers did not rebuild their low inventories due to continued economic uncertainty.

        Feedstocks and Operating Costs were $587 million in the period from July 6 to December 31, 2009, down from $2,298 million in 2008. Feedstock and operating costs were lower in the time period in 2009 primarily due to the shorter time period, lower sales volumes and lower ethylene costs, which were 38% lower than 2008, and lower utility costs.

        Operating income (loss) in the period from July 6 to December 31, 2009 was income of $152 million, up from a loss of $43 million in 2008. The increase was due to PE sales prices increasing more than feedstock costs and lower operating costs.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $698 million in the period from January 1 to July 5, 2009, down from $2,383 million in 2008. The change primarily was due to the shorter time period and lower PE sales prices. The average PE sales price was almost 40% less, as the economic downturn reduced both feedstock costs and demand for products. Destocking occurred early in the time period in 2009 and was followed by steady demand and stable, low inventory in the second half of the time period due to continued economic uncertainty.

        Feedstocks and Operating Costs were $597 million in the period from January 1 to July 5, 2009, down from $2,298 million in 2008. Feedstock and operating costs were lower in the time period in 2009 primarily due to the shorter time period, lower sales volumes and lower ethylene costs, which were 46% lower than 2008, and lower utility costs.

        Operating income (loss) in the period from January 1 to July 5, 2009 was income of $42 million, up from a loss of $43 million in 2008. The increase was due to PE sales prices increasing more than feedstock costs and lower operating costs.

Performance Styrenics Segment

  Business Overview

        Our Performance Styrenics segment produces EPS and ARCEL resins in North America. The segment markets EPS resins in North and South America and Asia and ARCEL globally via direct sales and various distribution and agency agreements.

        EPS resins are used in packaging for food and consumer products and in insulation for the building and construction industry. Currently, sales of our EPS resins account for the majority of Performance Styrenics' revenue. As a result, profitability of this business unit is dependent on the cyclical supply/demand balance for EPS.

        ARCEL resins apply proprietary technology to enable customers to reduce their costs and environmental impact in high performance protective packaging applications. ARCEL resin is used for protective packaging of damage sensitive goods such as computers, printers, electronics, appliances and furniture. Due to its unique properties, ARCEL resin can earn higher margins over standard, non-differentiated products.

        We have the capacity to produce 350 million pounds per year of standard EPS and ARCEL resins at our production facilities in Monaca (Beaver Valley), Pennsylvania, and Painesville, Ohio.

        Our Performance Styrenics segment also includes our interests in EPS-based downstream business and ventures for the building and construction industry, which are collectively known as SYNTHEON and reported as held for sale.

  Styrene Feedstock

        Styrene is the primary feedstock for the production in this business unit. Our minority interest in LyondellBasell Industries' Channelview, Texas, propylene oxide/styrene monomer facility supplies 400 million pounds per year of cost-based styrene to our Performance Styrenics business unit, which is sufficient to meet our anticipated styrene requirements.

  Outlook for Performance Styrenics Segment

        In 2009, we restructured this business. These changes included the rationalization of EPS capacity toward more sustainable business segments and exiting the DYLARK resin business. In 2010, the segment reported positive income, and we believe it can be successful going forward.

        During 2010, our Board of Directors approved the sale of SYNTHEON, subject to certain conditions. We anticipated that the sale would be completed during 2010; however, negotiations are still in progress. Associated results of operations, financial position and cash flows of SYNTHEON are separately reported in our Annual Audited Consolidated Financial Statements as discontinued operations and assets and liabilities are reported as held for sale.

        In 2011, we expect continued improvement in the demand for styrenic polymers for use in construction and packaging as the economy continues to recover. Additionally, we expect growth in the cup and container market that utilizes our DYLITE® resin.

        We are continuing to evaluate this business unit and are exploring strategic options.

  Performance Styrenics Financial Highlights From Continuing Operations

(millions of U.S. dollars, except as noted)	2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	2008 Restated(1)
	Successor		Predecessor
Revenue	$304	$143	$93	$388
Operating income (loss)(2)	$2	$5	$(19)	$(49)
Sales Volumes(3) (millions of pounds)	260	139	119	328

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
See Supplemental Measures.

(3)
Third-party sales.

  Performance Styrenics Average Benchmark Prices

	2010
					Annual 2010	July 1 to Dec. 31 2009	Jan. 1 to June 30 2009	Annual 2008
(U.S. dollars per pound)	Q1	Q2	Q3	Q4
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.68	$0.65	$0.55	$0.63	$0.63	$0.56	$0.43	$0.73
EPS(2)	$0.91	$0.94	$0.88	$0.91	$0.91	$0.92	$0.83	$1.07

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by us or any other petrochemical company.

(2)
Source: CMAI Contract Market.

  Discussion of Financial Results of Performance Styrenics Segment

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $304 million in 2010, up from $143 million during the period July 6 to December 31, 2009. The increase was due to the longer time period and higher sales volumes. The volume increase was primarily due to higher EPS sales into the construction and packaging markets.

        Feedstock and Operating Costs were $284 million in 2010, up from $126 million during the period July 6 to December 31, 2009. Costs were higher in 2010 primarily due to the longer time period, higher sales volumes and the 12% increase in the cost of styrene. Operating costs were lower due to restructuring in the business.

        Operating income in 2010 was $2 million, down from $5 million during the period July 6 to December 31, 2009. In 2010, lower margins versus the period in 2009 were only partially offset by lower operating costs due to restructuring in 2009.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $304 million in 2010, up from $93 million during the period January 1 to July 5, 2009. The increase was due to the longer time period, higher sales volumes and higher selling prices. The volume increase was primarily due to higher EPS sales into the construction and packaging markets. Average EPS pricing was up 10% in 2010 compared to the first half of 2009.

        Feedstock and Operating Costs in 2010 were $284 million up from $90 million during the period January 1 to July 5, 2009. Costs were higher in 2010 primarily due to the longer time period, higher sales volumes and the 45% increase in the cost of styrene compared to the first half of 2009.

        Operating income (loss) in 2010 was income of $2 million, up from a loss of $19 million during the period January 1 to July 5, 2009. In 2010, lower margins versus the period in 2009 were offset by lower operating costs due to restructuring in 2009.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $143 million in the period July 6 to December 31, 2009, down from $388 million in 2008. The reduction was due to the shorter time period, lower volumes and lower selling prices. Resin sales volume was low due to the impact of the economic recession and reduced demand in most construction and packaging markets. Average EPS pricing was down 14% in the second half of 2009 versus 2008.

        Feedstock and Operating Costs in the period July 6 to December 31, 2009 were $126 million, down from $389 million in 2008. Costs were lower in the period in 2009 primarily due to the shorter time period, lower sales volumes and the 24% decrease in the cost of styrene. Operating costs were lower due to restructuring in the business.

        Operating income (loss) in the period July 6 to December 31, 2009 was income of $5 million compared to a loss of $49 million in 2008. In the 2009 period, margins rose as prices declined less than flow-through feedstock costs and operating costs were lower due to restructuring.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $93 million in the period January 1 to July 5, 2009, down from $388 million in 2008. The reduction was due to the shorter time period, lower volumes and lower selling prices. Resin sales volume was low due to the impact of the economic recession and reduced demand in most construction, automotive and packaging markets. Average EPS pricing was down 23% in first half of 2009 compared to 2008.

        Feedstock and Operating Costs in the period January 1 to July 5, 2009 were $90 million, down from $389 million in 2008. Costs were lower in the 2009 period primarily due to the shorter time period, lower sales volumes and the 40% decrease in the cost of styrene.

        Operating loss in the period January 1 to July 5, 2009 was $19 million compared to $49 million in 2008. In the 2009 period margins rose as prices declined less than flow-through feedstock costs.

INEOS NOVA Joint Venture—Discontinued Operations

        We sold our 50% interest in the INEOS NOVA joint venture on February 28, 2011 to INEOS. The disposal group is shown as discontinued operations in our Annual Audited Consolidated Financial Statements.

        INEOS NOVA manufactures and sells styrene and solid polystyrene ("SPS") in North America and SPS and EPS in Europe.

  INEOS NOVA Joint Venture Financial Highlights—Discontinued Operations

(millions of U.S. dollars, except as noted)	2010	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008
	Successor		Predecessor
Revenue	$1,495	$635	$552	$1,942
Operating income (loss)(1)	$44	$(2)	$6	$(103)
Sales Volumes (millions of pounds)(2)	2,405	1,218	1,183	2,502

Notes:

(1)
See Supplemental Measures.

(2)
Third-party sales. Polystyrene sales consist of SPS sales in North America and SPS and EPS sales in Europe.

  INEOS NOVA Joint Venture Average Benchmark Prices

	2010
					Annual 2010	July 1 to Dec. 31 2009	Jan. 1 to June 30 2009	Annual 2008
(U.S. dollars per pound, except where noted)	Q1	Q2	Q3	Q4
Benchmark Principal Product Prices:(1)
Styrene(2)	$0.68	$0.65	$0.55	$0.63	$0.63	$0.56	$0.43	$0.73
SPS(2)
North America	$1.11	$1.05	$0.87	$0.92	$0.98	$0.97	$0.81	$1.08
Europe	$0.72	$0.74	$0.71	$0.80	$0.74	$0.64	$0.48	$0.82
Benchmark raw material prices:(1)
Benzene (dollars per gallon)(2)	$3.56	$3.32	$2.87	$3.26	$3.25	$2.97	$1.60	$3.57

Notes:

(1)
Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.

(2)
Source: CMAI Contract Market.

  Discussion of Financial Results of INEOS NOVA—Discontinued Operations

Full Year 2010 Versus July 6 to December 31, 2009

        Revenue was $1,495 million in 2010, up from $635 million during the period July 6 to December 31, 2009. Revenue increased due to the longer time period and higher sales volumes and prices. Pricing for SPS was up 27% in Europe and 2% in North America.

        Feedstock and Operating Costs were $1,413 million in 2010, up from $613 million in the period July 6 to December 31, 2009. The increase was due to the longer time period, higher sales volumes and higher costs for feedstocks. Benzene cost was 10% higher in 2010 versus the second half of 2009.

        Operating income (loss) was income of $44 million in 2010, up from an operating loss of $2 million during the period July 6 to December 31, 2009. The improvement was mainly due to higher margins, which were higher in 2010 versus the 2009 period due to selling prices that increased more than flow-through feedstock costs.

Full Year 2010 Versus January 1 to July 5, 2009

        Revenue was $1,495 million in 2010, up from $552 million during the period January 1 to July 5, 2009. Revenue increased due to the longer time period and higher sales volumes and prices. Pricing for SPS was up 57% in Europe and 22% in North America.

        Feedstock and Operating Costs were $1,413 million in 2010, up from $514 million in the period January 1 to July 5, 2009. The increase was due to the longer time period, higher sales volumes and higher costs for feedstocks. Benzene cost was approximately 100% higher in 2010 versus the first half of 2009.

        Operating income was $44 million in 2010, up from $6 million during the period January 1 to July 5, 2009. The improvement was mainly due to higher margins, which were higher in 2010 versus the 2009 period due to selling prices that increased more than flow-through feedstock costs.

July 6 to December 31, 2009 Versus Full Year 2008

        Revenue was $635 million in the period July 6 to December 31, 2009, down from $1,942 million in 2008. Revenue declined due to the shorter time period and lower sales volumes and prices. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, due to the economic recession. Pricing for SPS was down 22% in Europe and 10% in North America.

        Feedstock and Operating Costs were $613 million in the period July 6 to December 31, 2009, down from $1,981 million in 2008. The reduction was due to the shorter time period, lower sales volumes and lower feedstock costs. Benzene cost was 17% lower in the second half of 2009 versus 2008.

        Operating loss was $2 million in the period July 6 to December 31, 2009, compared to a loss of $103 million in 2008. The improvement was mainly due to higher margins in North American styrene and SPS. Margins were higher in the period in 2009 versus the prior year due to flow-through feedstock costs that fell more than selling prices.

January 1 to July 5, 2009 Versus Full Year 2008

        Revenue was $552 million in the period January 1 to July 5, 2009, down from $1,942 million in 2008. Revenue declined due to the shorter time period and lower sales volumes and prices. Volume declined due to weaker construction and consumer durables markets, such as those for automobiles and electronics, due to the economic recession. Pricing for SPS was down approximately 42% in Europe and 25% in North America.

        Feedstock and Operating Costs were $514 million in the period January 1 to July 5, 2009, down from $1,981 million in 2008. The reduction was due to the shorter time period, lower sales volumes and lower feedstock costs. Benzene cost was 55% lower in the first half of 2009 versus 2008.

        Operating income (loss) was income of $6 million in the period January 1 to July 5, 2009, compared to a loss of $103 million in 2008. The improvement was mainly due to higher margins in North American styrene and SPS. Margins were higher in the period in 2009 compared to the prior year due to flow-through feedstock costs that fell more than selling prices. In Europe, SPS margins declined as sharply lower sales volumes more than offset higher unit margins resulting from flow-through feedstock costs that fell more than selling prices.

Corporate Operating Loss and Other Items from Continuing Operations

        A listing of before-tax corporate and other items for the periods presented is as follows:

(millions of U.S. dollars)	2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	2008 Restated(1)
	Successor		Predecessor
Corporate operating costs	$(128)	$(53)	$(66)	$(87)
Stock-based compensation and profit sharing	(13)	—	(26)	58
Forward transactions on stock-based compensation	—	—	(9)	(100)
Mark-to-market feedstock derivatives	(15)	51	6	(87)
IPIC Transaction costs	—	(1)	(61)	—
Impairment of note receivable	(8)	—	—	—
Restructuring charges	(20)	(22)	(41)	(32)
Foreign exchange (losses) gains	(8)	(102)	(35)	117
Insurance credit	1	2	—	—
Depreciation and amortization	(9)	(4)	(3)	(7)

Operating loss	$(200)	$(129)	$(235)	$(138)

Note:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

  Corporate Operating Costs

Full Year 2010 Versus July 6 to December 31, 2009

        Corporate operating costs were higher in 2010 compared to the period from July 6 to December 31, 2009, primarily due to the longer time period and also increased incentive compensation costs due to higher net income.

Full Year 2010 Versus January 1 to July 5, 2009

        Corporate operating costs were higher in 2010 compared to the period from January 1 to July 5, 2009, primarily due to the longer time period and increased incentive compensation costs due to higher net income.

July 6 to December 31, 2009 Versus Full Year 2008

        Corporate operating costs were lower during the period from July 6 to December 31, 2009 as compared to 2008, primarily due to the shorter time period.

January 1 to July 5, 2009 Versus Full Year 2008

        Corporate operating costs were lower in the period from January 1 to July 5, 2009 compared to 2008, primarily due to the shorter time period, despite an increase in settlement charges related to payments from our supplemental employee retirement plan.

  Stock-Based Compensation, Forward Transactions and Profit Sharing

        We had three cash-settled stock-based compensation plans (the Equity Appreciation Plan, the Restricted Stock Unit Plan and the Deferred Share Unit Plans) that were terminated at closing of the IPIC Transaction. Therefore, no income or expense was recorded during 2010 or the period July 6, 2009 through December 31, 2009 (see below for cash-settlements).

        During the period January 1, 2009 through July 5, 2009, we recorded expense of $0 million, $25 million and $1 million, respectively, related to each of the stock-based compensation plans. The expenses were primarily due to the recognition of stock-based compensation costs for the full vesting of all previously unvested restricted share units upon closing of the IPIC Transaction. At closing of the IPIC Transaction, outstanding units of the stock-based compensation plans were canceled and the restricted share units and deferred share units were cash-settled for $6.00 per unit (outstanding equity appreciation units had no value). The total cash settlement for these units was $34 million. In 2008, we recorded income of $29 million, $14 million and $17 million, respectively, related to each of the stock-based compensation plans.

        Stock-based compensation also included the amount expensed related to the fair value of stock options earned by employees. During 2010 and the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, we had no expenses related to stock option grants. In 2008, we expensed $2 million. At the closing of the IPIC Transaction, outstanding stock options had no value, were cancelled and the plan was terminated.

        The three stock-based compensation plans were marked to market with changes in the value of our common stock price. In November 2005, we entered into cash-settled share forward transactions to manage our exposure to fluctuations in stock-based compensation costs related to the stock-based compensation plans. The forward transactions were to be cash-settled by November 2008, based on the difference between our common stock price on the NYSE, and the average execution price. In 2008, we extended the forward transactions until November 2009.

        Unrealized gains and losses associated with the forward transactions were recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the stock-based compensation plans. At December 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss reported in accrued liabilities. One of the forward transactions was cash settled for $42 million in January 2009 and the other forward transaction was cash settled for $88 million in February 2009. During the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, we expensed $0 million and $9 million, respectively, related to the forward transactions. In 2008, we expensed $100 million. Stock-based compensation expenses net of forward transactions were $42 million in 2008, primarily due to the ineffectiveness of the share forward transactions.

        The forward transactions also included an interest component which was accrued and payable by us on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

        We had a profit sharing program that was available to most employees. Profit sharing expense in 2010 was $13 million. The profit sharing targets were not achieved in 2009 or 2008 and, therefore, there is no profit sharing expense during either reporting periods in 2009 or in 2008. In 2010, the Remuneration Committee of our Board of Directors approved terminating the profit sharing program effective January 1, 2011.

  Mark-To-Market Feedstock Derivatives

        We maintain a derivative program to manage risk associated with feedstock purchases. We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2010 our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. We classify mark-to-market adjustments on feedstock derivative positions as Corporate items, as they are non-cash items and are not relevant in measuring business performance. Once positions are realized, any income effects are recorded in business results.

        The mark-to-market value of our open feedstock positions decreased during 2010 resulting in an unrealized loss of $15 million. The $66 million decline and $21 million decline, as compared to the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, respectively, were a result of changes in forward propane and butane prices relative to crude oil and the number of feedstock positions in place. The mark-to-market value of our open feedstock positions increased as compared to 2008 during the periods July 6, 2009 through December 31, 2009 and January 1, 2009 through July 5, 2009, resulting in an unrealized gain of $51 million and $6 million, respectively.

        On January 1, 2009, we adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities, which requires the mark-to-market value of our open feedstock positions to include consideration of our own credit risk and the credit risk of our counterparties. The adoption of EIC 173 resulted in a one-time credit on January 1, 2009 to opening retained earnings and a corresponding decrease in the mark-to-market liability of $18 million ($12 million after-tax).

  IPIC Transaction Costs

        Costs incurred during the period January 1, 2009 through July 5, 2009 include $61 million for financial advisor fees, legal fees and other related transaction costs triggered by the change in control of NOVA Chemicals on July 6, 2009. During the period July 6 to December 31, 2009, an additional $1 million in costs were incurred. No costs were incurred in 2010 or 2008.

  Restructuring Charges

2010

        Restructuring charges consisted of $20 million ($20 million after-tax) related to impairment charges on assets within our Performance Styrenics segment.

July 6 to December 31, 2009

        With the IPIC Transaction complete, previously planned restructuring activities for workforce reductions in Corporate and our Olefins/Polyolefins business unit were resumed. Restructuring charges of $22 million ($17 million after-tax) were recorded during the period July 6, 2009 through December 31, 2009 and related to the following:

  •
  $21 million of severance and other employee related costs due to restructuring across the Corporation; and

  •
  $1 million additional related to exiting the DYLARK engineering resin business.

January 1 to July 5, 2009

        During the period January 1, 2009 through July 5, 2009 restructuring charges were $41 million ($41 million after-tax) related to the following:

  •
  In June 2009, we began the process of exiting the DYLARK engineering resin business. We recorded a restructuring charge of $31 million, which included a $17 million impairment charge related to the

    DYLARK resin business unit assets, $3 million for severance and other employee related costs, and $11 million for other related exit costs.

  •
  We also continued the restructuring of our Performance Styrenics segment during 2009 and recorded a restructuring charge of $10 million related to severance and other employee related costs.

        As of December 31, 2010, substantially all of the severance costs due to restructuring activities during 2009 across the Corporation have been paid to employees.

2008

        In 2008, we recorded restructuring charges of $32 million before-tax ($28 million after-tax) related to the following:

  •
  $17 million impairment charge related to certain joint venture and equity investments;

  •
  $9 million related to costs incurred for capital projects which were not pursued; and

  •
  $6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, substantially all of which have been paid.

  Foreign Exchange (Losses) Gains

        In January 2010, we entered into a series of foreign currency forwards to hedge the foreign currency exposure on the Cdn$250 million 7.85% notes which were due in August 2010 (the "Canadian Notes"). The foreign currency forwards locked in repayment of the Canadian Notes at U.S.$237 million. The forward contracts substantially offset the foreign exchange exposure during 2010 on the Canadian Notes. On August 30, 2010, we repaid the Canadian Notes for U.S.$237 million and the related foreign currency forwards were settled.

        Foreign exchange losses in the periods from July 6, 2009 to December 31, 2009 and from January 1, 2009 to July 5, 2009 were higher than the full year 2010 and full year 2008, primarily due to the effect of a strengthening Canadian dollar on non-hedged Canadian-denominated liabilities.

        In 2008, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian entities are predominately in U.S. dollars. Accordingly, as required by GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that were previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities.

  Insurance Credit

        We are one of many participants in OIL, an insurance pool for property and liability risks. We were one of many participants in sEnergy, an insurance pool for business interruption, but sEnergy wound up its operations in February 2011. During 2010, we received $7 million for a portion of our investment in sEnergy. Upon dissolution of sEnergy in February 2011, we received $5 million, which represented the remaining amount of our investment.

        We believe our reserves are adequate to cover any outstanding claims.

2010

        We recorded a $1 million ($1 million after-tax) credit due to the reduction of estimated future claims payments during 2010.

July 6 to December 31, 2009

        We recorded a $2 million ($1 million after-tax) credit due to the reduction of estimated future claims payments during the period July 6, 2009 through December 31, 2009.

January 1 to July 5, 2009

        No insurance charges were incurred during the period January 1, 2009 through July 5, 2009.

2008

        No insurance charges were incurred during 2008.

  Depreciation and amortization

Full Year 2010 Versus July 6 to December 31, 2009

        Corporate depreciation expense increased $5 million in 2010 compared to the period July 6, 2009 to December 31, 2009 primarily due to the longer time period.

Full Year 2010 Versus January 1, 2009 to July 5, 2009

        Corporate depreciation expense increased $6 million in 2010 compared to the period January 1 to July 5, 2009 primarily due to the longer time period.

July 6 to December 31, 2009 Versus Full Year 2008

        Corporate depreciation expense decreased $3 million during the period July 6, 2009 through December 31, 2009 as compared to 2008 due to the shorter time period and despite the application of push-down accounting which did not impact depreciation as we undertook to relife our assets at the same time (see "Application of Critical Accounting Estimates—Property, Plant and Equipment").

January 1, 2009 to July 5, 2009 Versus Full Year 2008

        Corporate depreciation expense decreased $4 million during the period January 1, 2009 through July 5, 2009 as compared to 2008 primarily due to the shorter time period.

  Other Gains and Losses

2010

        In 2010, we recorded a loss of $95 million (before-tax) related to a jury's verdict that we infringed The Dow Chemical Company's ("Dow Chemical") patents. The charge represents the $76 million award and pre-judgment interest, $16 million based on sales of alleged infringing grades of SURPASS polyethylene film resins plus interest for 2010 and $3 million of other related costs.

        Also during 2010, we recognized a $45 million gain (before-tax) related to an arbitration award which resulted from an insurance claim involving our Corunna facility that dated back to 2005.

        In addition, we had other insignificant losses totaling $4 million during 2010.

July 6 to December 31, 2009

        During the period July 6, 2009 through December 31, 2009, we recognized no other gains and losses.

January 1 to July 5, 2009

        During the period January 1, 2009 to July 5, 2009, we recognized a gain of $6 million ($6 million after-tax) primarily related to the disposition of our interest in LRM Industries, LLC (joint venture).

2008

        In 2008, we recognized other losses of $1 million ($1 million after-tax).

Liquidity and Capital Resources

        Our principal sources of liquidity are cash flows from operations, cash on-hand, borrowings under our revolving credit facilities and accessing capital markets. We use our accounts receivable securitization programs as additional sources of financing. Our principal uses of cash are operating expenditures, capital expenditures and debt service.

  Cash Flow

        The following is a summary of cash flow:

(millions of U.S. dollars)	Year ended Dec. 31, 2010	July 6–Dec. 31, 2009 Restated(1)	Jan. 1–July 5, 2009 Restated(1)	Year ended Dec. 31, 2008 Restated(1)
	Successor		Predecessor
Funds from continuing operations	$577	$173	$(60)	$208
Operating working capital and other	(34)	(176)	(186)	105

Cash provided by (used in) operating activities from continuing operations	543	(3)	(246)	313

Cash provided by (used in) operating activities from discontinued operations	32	(17)	(12)	(41)

Proceeds on sales of assets, investments and other capital transactions	1	—	—	—
Capital expenditures and turnaround costs	(149)	(72)	(41)	(183)
Proceeds from redemption of preferred shares	6	—	—	—
Dividends received	1	—	—	—
Intangible asset additions	(5)	—	—	—

Cash used in investing activities from continuing operations	(146)	(72)	(41)	(183)

Cash used in investing activities from discontinued operations	(19)	(7)	(9)	(27)

(Decrease) increase in long-term debt and bank loans	(315)	(235)	494	(91)
Common shares issued	—	350	—	3
Common share dividends	—	—	(7)	(31)

Cash (used in) from financing activities	(315)	115	487	(119)

Increase (decrease) in cash due to exchange rates	2	1	(3)	13

Increase (decrease) in cash and cash equivalents	97	17	176	(44)
Cash and cash equivalents, beginning of period	267	250	74	118

Cash and cash equivalents, end of period(2)	$364	$267	$250	$74

Note:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
Includes cash and cash equivalents of discontinued operations.

  Inflows and Outflows of Cash from Continuing Operations

        We expect our working capital will be sufficient for our present requirements.

        In 2010, we generated $577 million in funds from continuing operations. During the year, working capital increased by $34 million primarily due to an increase in accounts receivable offset somewhat by lower inventory. The increase in accounts receivable was primarily due to higher sales prices for our products. The reduction in inventory was primarily due to a reduction in crude oil inventory as we moved from an overseas supply source to regional supply sources (which significantly shortened our supply chain), somewhat offset by an increase in

PE inventory to allow us to better serve our customers. This change in working capital includes $85 million cash collateral posted to secure a bond pending the outcome of our appeal of the Dow Chemical patent litigation, which is reported as Restricted cash on the Consolidated Balance Sheet. Capital expenditures for 2010 were $126 million and turnaround costs were $23 million. In 2010, we repaid our $75 million total return swap and our Cdn$250 million 7.85% notes using cash on hand. There were no dividend payments during 2010. The net increase in cash and cash equivalents in 2010 was $97 million.

        During the time period July 6, 2009 through December 31, 2009, we generated $173 million in funds from continuing operations. This improvement in funds was offset by a large increase in working capital due to increased inventory, higher raw material prices and higher accounts receivable values in the period resulting in a use of cash from continuing operations of $3 million. Capital expenditures during the period were $55 million, which were lower than past years due to a need to conserve cash in 2009 to aid liquidity. Turnaround spending was $16 million in the period, lower than past years as well.

        During this period we also issued $700 million of debt, of which $496 million was used to fully repay all borrowings under our revolving credit facilities. The remainder was designated for repayment in 2010 of the $75 million outstanding on the total return swap and other general corporate purposes. In addition, IPIC converted its two outstanding debt facilities with us into equity resulting in $350 million of common shares being issued. Overall, $115 million of cash from financing activities was reported in the period. There were no dividend payments during the period. The net result was an increase in cash and cash equivalents during the period of $17 million.

        During the time period January 1, 2009 through July 5, 2009, we used $60 million in funds from continuing operations. Additionally, working capital increased by $186 million primarily due to the cash settlement of the share forward transactions in January and February 2009 (see "Stock-Based Compensation, Forward Transactions and Profit Sharing") and a $74 million reduction in the balance outstanding on our accounts receivable securitization programs. The result was $246 million used in continuing operations. Capital expenditures during the period were $35 million, which was lower than past years due to an effort to conserve cash to aid liquidity. Turnaround spending was also reduced from prior years at $6 million. In April 2009, we repaid our $250 million of 7.4% notes. The net result was an increase in cash and cash equivalents during the period of $176 million.

        In 2008, we generated $208 million in funds from continuing operations. During the year, working capital was reduced by $105 million primarily due to a sharp decline in feedstock costs during the fourth quarter which caused a reduction in the value of inventory, as well as product price decreases which significantly decreased receivables. We recorded a $128 million write-down in inventory to reflect the net realizable value of inventory at year-end. The decline in inventory and receivables was partially offset by the decrease in accounts payable which also reflects the decline in feedstock costs. Capital expenditures for 2008 were $144 million and turnaround costs were $39 million. In 2008, we repaid our $125 million of 7.25% debentures that were scheduled to mature in 2028, but were redeemed early at our option. This debt repayment was funded by cash on hand and borrowings on revolving credit facilities. The total use of cash in financing activities was $119 million primarily made up of the repayment of the debentures and dividend payments. The net use of cash and cash equivalents in 2008 was $44 million.

  Commitments

        We have various contractual cash obligations, including long-term debt repayments and associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations related to minimum amounts of feedstock and other raw material purchases pursuant to agreements entered into to secure short- and long-term supply. The long-term debt due in 2011, associated interest, contributions to pension plans, operating leases for office space and railcars and unconditional purchase obligations will be paid for using cash flow from operations.

  Contractual Cash Obligations

	Payments Due By Period
as of Dec. 31, 2010 (millions of U.S. dollars)	Total	2011	2012 to 2013	2014 to 2015	After 2016
Long-term debt(1)	$1,640	$10	$803	$5	$822
Interest payments(2)	749	132	224	152	241
Contributions to defined benefit plans(3)	65	65	—	—	—
Contributions to defined contribution plans(3)	10	10	—	—	—
Operating leases(4)	351	44	76	67	164
Unconditional purchase obligations(5)	5,354	1,444	1,337	953	1,620

Total contractual cash obligations	$8,169	$1,705	$2,440	$1,177	$2,847

Notes:

(1)
Includes current portion.

(2)
Interest payments were calculated using interest rates that were in effect as of December 31, 2010.

(3)
Includes estimate for 2011 only.

(4)
Includes property, railcar and other equipment leasing commitments. Certain railcar lease agreements contain financial covenants for our subsidiary, NOVA Chemicals Inc.

(5)
Raw material agreements are typically market-based. Obligations have been calculated using current pricing.

  Liquidity

        We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. As of December 31, 2010, our total liquidity was $976 million. Our future liquidity is dependent on many factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash, and the availability of existing credit facilities and of other potential sources of financing.

        A significant portion of our operations is conducted by our subsidiaries, and we are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. Accordingly, our ability to service indebtedness and fund operations is dependent upon the results of operations of our subsidiaries and their ability to provide cash to us. Payments of any dividends, loans or other distributions from our subsidiaries are not currently subject to material contractual, restrictive governmental regulations or other restrictions.

        In connection with the Arrangement Agreement, IPIC provided us with a $250 million unsecured backstop credit facility (the "Backstop Facility"). The Backstop Facility could only be used as a single draw to assist us in repaying our $250 million, 7.4% notes due on April 1, 2009. On March 31, 2009, we drew $150 million on the Backstop Facility to repay the 7.4% notes on April 1, 2009. The amount drawn on the Backstop Facility and all related interest and fees were to be payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility.

        On July 3, 2009, IPIC provided us with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable us to complete certain inter-company pre-closing reorganization transactions. We drew the full $200 million available under this credit facility on July 3, 2009 and, subsequent to the closing of the Acquisition on July 6, 2009, repaid the $200 million credit facility and IPIC's holding company subscribed for $200 million of our common stock. We then repaid the $150 million outstanding under the Backstop Facility and IPIC's holding company subscribed for an additional $150 million of our common stock.

        Related accrued interest and fees totaling $17 million ($12 million after-tax) on the $200 million credit facility and the Backstop Facility were forgiven by IPIC and reclassified to Contributed surplus.

        In October 2009, we issued $350 million of 8.375% senior notes due 2016 ("unregistered 2016 Notes") and $350 million of 8.625% senior notes due 2019 ("unregistered 2019 Notes") in a transaction exempt from registration under the Securities Act of 1933, as amended. On May 12, 2010, we completed an exchange offer, which resulted in $345 million of the unregistered 2016 Notes and $344.7 million of the unregistered 2019 Notes being exchanged for the same amount of registered and freely tradable 2016 and 2019 notes.

        On March 20, 2010, $95 million of our undrawn bilateral credit facilities expired and were not extended.

        We had entered into a total return swap with respect to the Series A preferred shares of our subsidiary, NOVA Chemicals Inc. The equity notional amount of the total return swap was $75 million. We allowed the total return swap to terminate in accordance with its terms on March 31, 2010 and repaid the equity notional amount of $75 million. The associated Series A preferred shares were returned to NOVA Chemicals Inc. and cancelled.

        On August 30, 2010, we repaid our Cdn$250 million 7.85% notes using cash-on-hand. Foreign currency forwards, entered into in January 2010, to lock in this payment at U.S.$237 million also settled on August 30, 2010.

  Credit Facilities

        During 2010, we amended our senior secured revolving credit facility to extend the maturity date one year to November 17, 2013 and increase the size from $350 million to $425 million. In addition, we entered into a new $100 million senior unsecured bilateral credit facility, which expires on September 20, 2015. Accordingly, we have the following four revolving credit facilities totaling $695 million (less $19 million utilized as of December 31, 2010):

  •
  $425 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on November 17, 2013;

  •
  $100 million senior unsecured bilateral credit facility, which expires on March 20, 2011;

  •
  $70 million senior unsecured bilateral credit facility ($30 million which expires on September 20, 2011 and $40 million which expires on September 20, 2013); and

  •
  $100 million senior unsecured bilateral credit facility, which expires on September 20, 2015.

  Standby Letter of Credit Facility

        On November 19, 2010, we entered into an uncommitted revolving standby letter of credit and/or guarantee facility with one of the banks in the syndicate of lenders for our senior secured revolving credit facility. The facility has a limit of $60 million and is supported by an account performance security guarantee issued by Export Development Canada. The facility is only available for issuance of standby letters of credit (and/or guarantees) by the bank on our behalf. At closing, we transferred certain existing standby letters of credit in an aggregate amount of approximately Cdn$26 million that were issued by the bank on our behalf under our senior secured revolving credit facility to this facility. This facility is not included in our liquidity calculation.

  Off-Balance Sheet Accounts Receivable Securitization Programs

        Our off-balance sheet financing activities are limited to participation in accounts receivable securitization programs. We engage in accounts receivable securitization programs to obtain lower financing rates than those available from other sources. In February 2010, we entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace our prior programs before they expired. The programs each have an initial term of two years and each allow for a maximum funding of $100 million. We do not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity. As of December 31, 2010, the maximum availability of the programs was $200 million, which represented a $70 million increase in the programs as compared to December 31, 2009. At December 31, 2010 and December 31, 2009, $154 million and $122 million, respectively, were funded under the programs. Of the total amount, $98 million and $63 million, respectively, were funded via a special purpose entity ("SPE") that is 100% owned by us. The SPE isolates the sold receivables and the related cash collections for the exclusive benefit of the purchasers. We have no right to any cash collected from these receivables; therefore, neither the receivables nor any obligation to the purchasers is reflected in our Annual Audited Consolidated Financial Statements. No other business is conducted through SPE's.

        Under IFRS, the funded amounts under the programs will be recognized as a secured financing and included in long-term debt (see FUTURE CHANGES IN ACCOUNTING POLICIES, Transition to IFRS).

  Advanced Manufacturing Investment Strategy Loan

        In June 2009, our subsidiary, NOVA Chemicals (Canada) Ltd., entered into a loan agreement for a loan in the principal amount of Cdn$10 million made available by Her Majesty the Queen in right of the Province of Ontario as represented by the Minister of Economic Development and Trade under Ontario's Advanced Manufacturing Investment Strategy. We were permitted to use the loan proceeds only to finance certain eligible costs associated with the modernization and expansion of our LDPE capability at our Mooretown facility that was completed in 2010. We drew down the full Cdn$10 million in the fourth quarter of 2009. The maturity date of the loan is December 1, 2019.

  Covenants

        Our senior secured revolving credit facility and our accounts receivable securitization programs are governed by the following financial covenants, which require quarterly compliance:

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  a maximum senior debt to cash flow ratio of 3:1; and

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  a debt to capitalization ratio not to exceed 60%.

  The table below shows our actual financial covenant ratios as of the end of each quarter during 2010.

	2010
	Q1	Q2	Q3	Q4
Senior debt-to-cash flow ratio	0.40	0.29	0.25	0.20
Debt-to-capitalization ratio	49.5	44.1	43.4	41.7

        See Supplemental Measures for a discussion of the computations used to calculate these financial ratios.

        We expect to be in compliance with the financial covenants over the next twelve month period. We have reviewed all of our GAAP dependent covenants and contracts and do not anticipate any significant impact on compliance with the existing covenants as a result of conversion to IFRS on January 1, 2011 (see further discussion at FUTURE CHANGES IN ACCOUNTING POLICIES, Transition to IFRS).

  Current Debt Maturities or Redemptions

        We have the following financings that are maturing or may be redeemed in the next 12 months: (i) a capital lease totaling $10 million due in April 2011; and (ii) $400 million relating to 6.5% senior notes due January 15, 2012.

        After the expiration of the $100 million of senior unsecured bilateral facilities on March 20, 2011 and $30 million of senior unsecured bilateral facilities on September 20, 2011, we will have $565 million of available capacity on our remaining three credit facilities (less $19 million utilized as of December 31, 2010). The $100 million senior unsecured bilateral facility expiring on March 20, 2011, was replaced on September 8, 2010 with a new facility that will expire in 2015.

Supplemental Measures

        We present certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

        Operating Income (Loss) from continuing operations—equals income (loss) from continuing operations before interest expense (net), other (losses) gains and income taxes (expense) recovery. This measure assists readers in analyzing our income (loss) from operations.

Reconciliation of Operating Income (loss) to Consolidated Income (loss) from Continuing Operations
	Year ended Dec. 31, 2010	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	Year Ended Dec. 31, 2008
(millions of U.S. dollars)
	Successor		Predecessor
Operating income (loss) from continuing operations	$590	$99	$(211)	$184
Interest expense, net	(183)	(83)	(92)	(149)
Other (losses) gains	(54)	—	6	(1)
Income tax (expense) recovery	(120)	(7)	62	71

Income (loss) from continuing operations	$233	$9	$(235)	$105

        Senior Debt to Cash Flow—equals the drawn amount on any secured credit facilities of the Corporation (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. The Consolidated Cash Flow calculation is performed on a rolling twelve months. This measure is provided to assist readers in calculating our financial covenant.

        Consolidated Cash Flow—equals consolidated net income (loss) plus interest expense, income taxes and depreciation amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

        Debt-to-Capitalization—equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder's Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

        Net Consolidated Debt—equals long-term debt due within one year and long-term debt as reflected on the most recent quarterly Consolidated Balance Sheet of the Corporation (excluding debt of certain subsidiaries and any non-recourse debt), plus the funded amount of our accounts receivable securitization programs, less cash and cash equivalents as reflected on the Consolidated Balance Sheet of the Corporation (excluding cash and cash equivalents of certain subsidiaries) and the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

        Consolidated Shareholder's Equity—equals consolidated shareholder's equity as reflected on the most recent quarterly Consolidated Balance Sheet of the Corporation (excluding shareholder's equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt), plus the outstanding balance of the total return swap. This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

Application of Critical Accounting Estimates

        The following represents the estimates most critical to the application of our accounting policies. For a summary of our significant accounting policies, see Note 2 in the Annual Audited Consolidated Financial Statements.

        Purchase Accounting.    On July 6, 2009, IPIC acquired 100% of our outstanding common shares for consideration of $6.00 per share. We elected to use push-down accounting under CICA 1625, Comprehensive Revaluation of Assets and Liabilities, which resulted in our assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, we applied prospectively, the principles of CICA 1582, Business Combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective fair values on July 6, 2009. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of our identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

        In determining the fair values for all identifiable assets and liabilities, management applied judgments in many areas for the period from the middle of 2009 to 2015 with terminal values beyond that date. These judgments were made with data available on the July 6, 2009 acquisition date. Assumptions were made regarding, among other things, product selling prices, feedstock costs, future supply/demand dynamics, inflation, discount rate and foreign exchange rates. We based these assumptions on our industry knowledge and CMAI data or other outside sources. In all cases, we believe the assumptions are fair and reasonable.

        Inventories.    We carry inventories at the lower of cost or net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed (i.e., depreciation) and variable production overhead costs that are incurred in converting the materials into finished goods. Other costs may include non-production overhead costs or the costs of designing products for specific customers. Financing costs are not included in production costs. Cost is determined on a first-in, first-out ("FIFO") basis as we believe this basis is the best method to match actual costs incurred with related revenue. In the fourth quarter of 2008, there were significant decreases in prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at our Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to the lower of cost or estimated net realizable value as of December 31, 2008, and a write-down of $128 million was recorded in Feedstock and operating costs in 2008. Estimated net realizable value was determined using accepted benchmark indices. No such write-down occurred in 2009 or 2010.

        Property, Plant and Equipment ("PP&E").    Our PP&E consists primarily of land, buildings for producing petrochemicals and manufacturing equipment. We value PP&E at historical cost. Financing costs incurred during major construction projects are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining until the next turnaround activity, while maintenance and repair costs are expensed as incurred.

        Judgmental aspects of accounting for PP&E involves the selection of an appropriate method of depreciation, estimates of the life of the assets and determining whether an impairment of our assets exists and measuring such an impairment. These assessments are critical due to their potential impact on earnings and equity.

        We are able to choose from alternative methods of depreciation. The straight-line method was chosen rather than other methods, such as units of production, because the straight-line method is more conservative, requires less estimation and judgment and is a systematic and rational basis reflecting the period over which the assets' benefit is realized.

        Net PP&E at December 31, 2010, totaled approximately $3.5 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset's carrying amount exceeds its fair value.

        The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, discount rate, etc. A sensitivity analysis of significant estimates and key assumptions is performed which includes an analysis of the probability of potential cash flow outcomes. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. We use reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

        In connection with the IPIC Transaction, we applied push-down accounting as described in Note 4 of the Annual Audited Consolidated Financial Statements, and the carrying value of PP&E was adjusted to its fair value of $3,602 million on July 6, 2009.

        Based on current assets value and expected future cash flows, we have concluded that the carrying value of PP&E in our Olefins/Polyolefins business unit and the INEOS NOVA Joint Venture segment as of December 31, 2010 was appropriate. Although the Performance Styrenics segment continues to add new packaging applications for items such as televisions and computer equipment, demand has not materialized as expected due to poor economic conditions and competitive pressure, which resulted in lower sales volumes during 2010. Accordingly, during the fourth quarter of 2010, management determined that the carrying value of certain assets within the Performance Styrenics segment were greater than the estimated future cash flows. The assets' carrying value at December 31, 2010 prior to write-down was $26 million. Fair value was estimated to be $6 million. Thus, the assets were written down to the estimated fair value, resulting in an impairment charge of $20 million ($20 million after-tax).

        The write-down will reduce future depreciation charges in the Performance Sytrenics segment by approximately $2 million per year from 2011 to approximately 2019.

        Intangibles.    Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets as a result of push-down accounting applied for the IPIC Transaction as described in Note 4 in the Annual Audited Consolidated Financial Statements is fair value as at the closing date of the Acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated income statement in the year in which the expenditure is incurred.

        The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. We made no changes to the amortization periods or methods of intangible assets during 2010, and have no intangible assets with indefinite useful lives. Intangible assets are assessed for impairment whenever there is an indication that the intangible assets may be impaired. Based on current asset values and expected future cash flows of all segments, we concluded that the carrying value of intangible assets of all segments as of December 31, 2010 was appropriate.

        Asset Retirement Obligations.    United States and Canadian GAAP require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value, based on a discounted value of the expected costs to be paid when the assets are retired. In 2010, we increased our asset retirement obligation by $4 million as the result of a court denied claim in connection with the Lyondell bankruptcy. Throughout 2010, the obligations were also increased as a result of the accretion of the liabilities. At December 31, 2010, we had approximately $47 million of accumulated reserve for these activities.

        During 2009, as a result of push-down accounting as described in Note 4 in the Annual Audited Consolidated Financial Statements, we increased our asset retirement obligations by $12 million. The present value of this future obligation (using a credit-adjusted risk-free rate of 10.5% to discount the estimated future cash flows) was approximately $22 million prior to the IPIC Acquisition. On July 6, 2009, we reassessed the obligation in connection with the IPIC Transaction and the push-down accounting exercise, and we increased the discount rate. In addition, we adjusted the timing of the obligation to match the assets revised estimated useful lives.

        During 2008, there were no business conditions or decisions that resulted in a requirement to increase or decrease the asset retirement obligations associated with active or divested sites. The obligations were increased as a result of the accretion of the liabilities.

        We undertook an evaluation of the costs to conduct decommissioning and site restoration to satisfy the projected obligations under applicable environmental requirements upon termination of operations at currently operating plant sites in 2003. Canadian GAAP required that the present value of inflation-adjusted decommissioning and site restoration costs be recorded as increases to the carrying values of the assets at that time and that this amount be depreciated over the estimated remaining lives of the assets. Because the decommissioning may not take place for 25 years or more, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, because the degree of natural attenuation, evolution of new technologies and potential land uses may mitigate future environmental liabilities and potential costs. In 2007, we engaged a third-party to perform an in-depth review of our active plant sites and required clean-up and restoration activities. The third party concluded that our current estimates of the costs to complete these obligations were reasonable at December 31, 2007. Management has reviewed these cost estimates and believes they are still valid as of December 31, 2010.

        The estimated liability will increase, or accrete, each year over the lives of the active plants until it reaches the $155 million expected to be incurred on closure of the plants. The resulting expense is referred to as accretion expense and is included in operating expenses. In the years ended December 31, 2010, 2009 and 2008, accretion expense was $4 million, $2 million and $2 million, respectively.

        Pension Plans.    We sponsor both defined benefit and defined contribution pension arrangements covering substantially all of our employees. For the defined contribution plans, the cost is expensed as earned by employees. For the defined benefit plans, obligations and expense are determined using actual discount rates and assumptions for mortality, termination, retirement and other rates, as well as the expected return on plan assets and the rate of increase for future compensation. We use current mortality rate tables commonly used for actuarial calculations and select other assumptions in line with past experience and current economic conditions. The return on plan assets is not the actual return, but an expected rate based on estimates of long-term rates of return for various asset classes and the investment strategy of the plans. The discount rate is based on actual market interest rates at the measurement date on high quality debt instruments with terms to maturity that approximate the duration or the projected cash flows of our pension liabilities.

        Canadian GAAP requires that actuarial gains and losses be recognized in our income using a systematic and consistent methodology. For defined benefit pensions, we amortize such gains and losses over the estimated remaining service lifetime of the employee group to the extent these gains or losses exceed 10% of the greater of the accrued benefit obligation or market value of assets. This alternative avoids recognizing into income large unrealized gains or losses in individual years. Immediate recognition of such gains and losses would introduce significant volatility into our earnings. Cumulative unrealized actuarial gains and losses have ranged from a $61 million gain at December 31, 1999, to a $235 million loss at December 31, 2008. In connection with the IPIC Transaction, we applied push-down accounting as described in Note 4 of the Annual Audited Consolidated Financial Statements. As a result of the push-down accounting, pension assets were decreased by $65 million and pension liabilities were increased by $219 million to reflect funded status of the plans on July 6, 2009. Cumulative unrecognized actuarial gains at December 31, 2009 were $35 million. At December 31, 2010, due primarily to a drop in discount rates, the net unrealized actuarial loss was $19 million.

        A total of $33 million, $27 million and $35 million was contributed in 2010, 2009 and 2008, respectively, to all of our defined benefit pension plans. The contributions were based on the most recently filed valuations with pension regulators in various countries. We contributed $10 million, $10 million and $12 million in 2010, 2009 and 2008, respectively, to the defined contribution plans.

        Funding for our defined benefit pension plans is largely driven by the North American pension plans, as they constitute a significant portion of our pension plan assets and obligations. For 2011, funding for the defined benefit plans is expected to be between $60 and $70 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and liabilities. Contributions to defined contribution plans for 2011 are expected to be $10 million.

        Income Taxes.    The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current and future years for events that have been recognized in our financial statements or tax returns. Judgment is required in assessing current and future tax consequences. Variations in the actual outcome of tax consequences could materially impact our financial position or results of operations. In connection with the IPIC Transaction, we applied push-down accounting as described in Note 4 of the Annual Audited Consolidated Financial Statements, which increased future tax liabilities by $499 million.

        We have a valuation allowance and a tax reserve to provide for uncertain tax positions. A valuation allowance is used where it is uncertain that a recorded tax benefit can be utilized in the future. Our valuation allowance primarily relates to our ability to utilize tax loss carry-forwards. During 2010, there was an increase of $40 million to the valuation allowance. The allowance was reduced by $205 million in 2009 and increased by $41 million in 2008 primarily related to losses in the United States. A tax reserve is used to provide for potential tax liabilities associated with possible disputes with tax authorities. During 2010, there was not a significant change in the tax reserve. During 2009, the reserve was increased by $22 million to provide for certain transfer pricing issues between Canada and the United States. During 2008, the reserve was reduced by $20 million.

Accounting Standards

Description	Date of adoption	Impact
CANADIAN GAAP

Further amendment to CICA 3855, Financial Instruments—Recognition and Measurement, clarifies that the interest rate used to determine fair value of a financial instrument should also be the rate used to recognize interest income in subsequent periods.	January 1, 2010	None

Further amendments to CICA 3862 require enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets and liabilities. These amendments are to be applied prospectively.	December 31, 2009	Disclosure only, see Note 23 in our Annual Audited Consolidated Financial Statements

Further amendments to CICA 3855, Financial Instruments—Recognition and Measurement, provide criteria with regard to determining whether an embedded prepayment option is closely related to its host contract. Specifically the amendment provides that an option that compensates the lender for lost interest on reinvestment will be considered closely related to a debt host instrument. This amendment will further harmonize Canadian GAAP with IFRS and U.S. GAAP.	October 1, 2009	We applied this amendment and determined that senior notes issued in October 2009 do not contain embedded derivatives (See Note 11 in our Annual Audited Consolidated Financial Statements)

Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	Our adoption of IFRS on January 1, 2011 did not qualify as an accounting change under CICA 1506

Description	Date of adoption	Impact
Emerging Issues Committee ("EIC") 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively with or without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.	March 31, 2009	Resulted in a one-time credit to opening retained earnings on January 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax).
During the 2009 Predecessor period, the initial EIC 173 impact was reduced by $16 million ($11 million after-tax) and decreased an additional $9 million ($6 million after-tax) during the 2009 Successor period.

Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3251, Equity, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefor, including the revaluation of assets and liabilities. As a result of the IPIC Transaction, we early adopted these standards.	January 1, 2009	See Note 4 in our Annual Audited Consolidated Financial Statements for the impact of the IPIC Acquisition under CICA 1625, CICA 3251 and CICA 1582; No material impact from CICA 1601 and CICA 1602

Description	Date of adoption	Impact

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline ("AcG") 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The Standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.
Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at December 31, 2008 was to decrease Other non-current assets by $27 million, decrease Future income tax liability by $8 million, decrease Accumulated other comprehensive income by $2 million and increase the Deficit by $17 million. The after-tax impact to net income in 2008 was $8 million.
The following summarizes the impact of the adoption of CICA 3064 in the periods presented:	January 1, 2009	See discussion below

(millions of U.S. dollars)	As Previously Reported	Change in Accounting Policy	As Restated
Deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net loss for the year ended Dec. 31, 2008	(48)	8	(40)
Other changes during the year ended Dec. 31, 2008	8	—	8

Deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

Description	Date of adoption	Impact
CICA 3031, Inventories, replaces CICA 3030, Inventories. The new Standard is the Canadian equivalent to IFRS IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either FIFO or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061—Property, Plant and Equipment, was amended to reflect this change).	January 1, 2008	One-time credit on January 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)
Our inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning January 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

FUTURE CHANGES IN ACCOUNTING POLICIES

Transition to IFRS

        In October 2009, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS is replacing Canadian GAAP for listed companies and other profit oriented enterprises. We adopted IFRS commencing January 1, 2011 and will publish our first consolidated financial statements prepared in accordance with IFRS for the quarter ended March 31, 2011. These interim financial statements will include IFRS comparative data for the 2010 quarter and an opening statement of financial position on the date of transition to IFRS.

        We developed our IFRS convergence plan in 2008 and continued to assess the impacts of adopting IFRS on our financial reporting, information technology, business policies and our control environment since that time. An IFRS Technical Steering Team was established to provide overall project governance and approval of decisions on accounting policies and selection of IFRS 1, First-Time Adoption of International Financial Reporting Standards ("IFRS 1"), optional exemptions. As a result of the IPIC Acquisition in July 2009, the objectives of our IFRS convergence plan were impacted by the requirement that the selected policies need to be consistent with accounting and disclosure policies of IPIC. All accounting policy determinations have been reviewed and discussed with our external auditors to confirm our interpretation of the standards.

IFRS Convergence Project

        The following is a summary of the key activities that were identified and choices made as part of our IFRS convergence plan:

  •
  Identification of Differences in Canadian GAAP/IFRS Accounting Policies and Choices.  The impact of IFRS 1 optional exemptions and alternative accounting policies under IFRS were identified, reviewed and discussed with management. The recommended accounting policies and IFRS 1 optional exemptions were approved by the Audit Committee of our Board of Directors. As a matter of general policy, we determined to select optional elections under IFRS 1 and accounting policies to be consistent with the IFRS policies adopted by IPIC. We prepared an initial draft of the opening IFRS statement of financial position as at January 1, 2010, the date of transition to IFRS. In addition, a draft of the financial statement disclosures that will be required under IFRS has been completed and will be reviewed by the Audit Committee of our Board of Directors for our first quarter 2011 reporting.

  •
  Identification and Development of IFRS Expertise at Appropriate Levels in the Corporation:  The IFRS Technical Steering Team and project team members were established in 2008, and training has been ongoing throughout the subsequent periods. Corporate financial reporting and operating division accounting staff were actively involved in preparing detailed diagnostics of the differences between our accounting practices under Canadian GAAP and IFRS standards, and in the evaluation of the financial impacts of various options and methodologies provided under IFRS.

  •
  Information Systems:  In 2008, we assessed the impact of conversion to IFRS on our information system requirements and determined after consideration of the available options that an upgrade to a newer version of our financial accounting system was the preferred solution. Configuration and testing of the new version took place during the second half of 2009 and implementation of the new software was completed in the first week of January 2010. We also identified the need for replacement of our financial consolidation system which was no longer supported by the software vendor and did not have the flexibility to be easily modified to provide expanded disclosures that are required under IFRS. This need has been addressed by the acquisition of a new financial consolidation system, which was implemented during the first quarter of 2010. In 2011, we have implemented required changes to our chart of accounts and our financial consolidation system for IFRS reporting.

  •
  Financial Covenants and Practices:  We have reviewed all of our GAAP dependent covenants and contracts and do not anticipate any significant impact on compliance with the existing covenants as a result of the conversion to IFRS. Our senior secured revolving credit facility and accounts receivable securitization facilities that contain financial covenants include provisions to permit modification of the financial covenants, if a change in accounting policy (including conversion to IFRS) causes a material difference in the determination of the financial covenants.

  •
  Control Environment:  All of the optional exemptions to be made under IFRS 1 and the other accounting policy choices recommended by the Technical Steering Team were approved by the Audit Committee of our Board of Directors in December 2010. Training across our finance department and other affected areas has occurred and is continuing. All dual accounting processes required for 2010 have been implemented. Revisions to our Controller's Guide and process control narratives to formally document changes in our accounting policies and practices are expected to be completed by the end of the first quarter of 2011.

Opening Statement of Financial Position

        IFRS 1 provides that when an entity initially adopts IFRS it shall apply all of the standards retrospectively, and the adjustments that arise from the retrospective conversion to IFRS from an entity's prior GAAP should be directly recognized in retained earnings. The entity is required to explain the effects of the transition from its prior GAAP by providing a reconciliation of its equity reported under the previous GAAP to the equity balance in its opening statement of financial position under IFRS.

        IFRS 1 also provides a number of optional exemptions to the full retrospective application of IFRS on the opening statement of financial position. These optional exemptions are intended to assist first-time adopters in restating their opening statement of financial position in compliance with IFRS in a cost effective manner. We have completed an analysis of the impact of the optional exemptions, and have elected to apply the following exemptions:

  •
  to use fair value as deemed cost for all of our assets and liabilities that can be recognized under IFRS;

  •
  to not restate business combinations that occurred before January 1, 2010;

  •
  to not reset CTA to zero on January 1, 2010; and

  •
  to use the transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease, which allows us to determine whether IAS 17, Leases, applied based on the facts and circumstances on January 1, 2010.

        The most significant of the IFRS 1 optional exemptions that we will adopt is the election to use fair value as deemed cost for all of our assets and liabilities. Under IFRS 1, an entity may elect to use the fair value measurements of its assets and liabilities that were determined in accordance with previous GAAP (because of an event such as a privatization or initial public offering) as deemed cost of those assets and liabilities for IFRS, as of the date of that measurement. The benefit of this election is significant for us because we remeasured at fair values all of our assets and liabilities when we applied push-down accounting under Canadian GAAP (CICA 1625) to account for the IPIC Acquisition, and the carrying values of all of our identifiable assets and liabilities were restated to their fair values at the date of the IPIC Acquisition on July 6, 2009. By adopting this election to use fair value as deemed cost, the carrying value of our assets and liabilities that were determined under push-down accounting, will be recognized as deemed cost under IFRS at July 6, 2009, and the need to retrospectively adjust the carrying values of all of the assets and liabilities was eliminated. Adopting this election does not obligate us to use the revaluation model for property, plant and equipment, and accordingly we will continue to use the cost model under IFRS.

        This election also eliminates the need to retrospectively adjust the carrying values of items within property, plant and equipment and intangibles for any inconsistencies with IFRS standards for recognition, measurement or de-recognition.

Accounting Policy Differences with Significant Impact

        We completed an assessment of the impact of adopting IFRS based on the standards as they currently exist, and have identified the following key accounting differences between Canadian GAAP and IFRS:

  (a)
  Interests in Joint Ventures:    IAS 31, Interests in Joint Ventures, provides that jointly controlled entities may be accounted for either by proportionate consolidation or by using the equity method. Under Canadian GAAP, jointly controlled entities are consolidated by the proportionate consolidation method. We have adopted the equity method of accounting for jointly controlled entities under IFRS, which will be consistent with the policies of IPIC. The change from proportionate consolidation to the equity method will have a significant impact on the presentation of our IFRS financial statements (including the January 1, 2010 opening statement of financial position), in that the carrying value of all assets, liabilities, revenues and expenses will decrease with the net of these amounts shown as one line on the income statement and within investments and other assets on the balance sheet. The opening balance sheet adjustments for this will have no impact on equity.

    We also have investments in jointly controlled assets which we also account for by using the proportionate consolidation method under Canadian GAAP. Under IAS 31, jointly controlled assets will continue to be accounted for using the proportionate consolidation method.

    The International Accounting Standards Board has issued an exposure draft with amendments to IAS 31 which, if finalized as issued, would require the use of the equity method for accounting for interest in jointly controlled entities. We anticipate that this revised standard would therefore not have an effect on our proposed IFRS treatment.

  (b)
  Property, Plant and Equipment:    IAS 16, Property, Plant and Equipment, IAS 38, Intangible Assets, and the respective Canadian GAAP standards contain the same basic accounting principles for recognition and measurement of plant and equipment and intangibles, however, there are some important differences. For example, after initial recognition of an asset at its acquisition cost, IFRS permits an item of property, plant and equipment to be carried either at its acquisition cost (cost method) or at its fair value provided the entire class of assets to which it belongs is carried at fair value (revaluation method). IFRS also provides an election under IFRS 1, as described above, that permits an entity to elect to use the fair value of its property plant and equipment and intangible assets determined under a previous GAAP revaluation as deemed cost at the date of revaluation. Accordingly, we intend to elect to use the fair values that were allocated to property, plant and equipment and intangible assets under the application of push-down accounting to account for the IPIC Acquisition under Canadian GAAP as deemed cost of these assets, and to account for all subsequent additions under the IFRS cost method. This is consistent with IPIC's policy.

    IAS 16 also contains other differences in the determination of the directly attributable costs of an item of property, plant and equipment that would require adjustment to the previously recognized cost of the item under Canadian GAAP. To comply retrospectively with IFRS, adjustments would be required for capitalization borrowing costs in accordance with IAS 23, Borrowing Costs. However, due to the deemed cost election we do not anticipate any retrospective adjustments for differences that arose prior to the date of the IPIC acquisition. There have been no material differences in acquisition costs that have arisen since that date.

    IAS 16 also requires that each part (component) of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item to be separately depreciated. Due to the componentization of assets at the time of the fair value push-down accounting under Canadian GAAP for the IPIC Acquisition, there will not be any difference for IFRS reporting.

  (c)
  Employee Benefits:    IAS 19, Employee Benefits, provides that actuarial gains and losses of defined benefit plans may either be recognized immediately in profit or loss, or recognized immediately in other comprehensive income ("OCI"). Under Canadian GAAP immediate recognition of actuarial gains and losses of defined benefit plans in profit and loss is permitted, but unlike IFRS, immediate recognition in equity is not. We have adopted the policy of immediate recognition of actuarial gains and losses in OCI, which is consistent with IPIC's policy. Under IFRS foreign currency gains and losses on pension assets and liabilities will also be recognized in OCI.

    In connection with the push-down accounting under Canadian GAAP, all of our assets and liabilities on the closing date of the IPIC Acquisition, including liabilities under our defined benefit plans, were restated to their fair value. Upon transition to IFRS, any unrecognized actuarial gains and losses and foreign currency gains/losses arising since the acquisition date will be recognized in OCI. At the time of adoption, pension liabilities are expected to decrease by approximately $14 million, other non-current liabilities are expected to decrease by $6 million, the deferred tax liability will increase by approximately $6 million, AOCI will decrease by approximately $6 million and retained earnings will increase by approximately $20 million. The net equity impact is expected to be an increase in equity of approximately $14 million and is included in the table below.

  (d)
  Provisions and Contingent Liabilities:    IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires that where the time value of money is material, the amount of a provision shall be the present value of the expected expenditures required to settle the obligation. The discount rate to be used to determine the present value is a pre-tax rate that reflects the current market assessments of the time value of money and risks specific to the liability. As required by IPIC policy, we have elected to use the risk free rate. Under Canadian GAAP, the discount rate that is used to determine the present value of asset retirement obligations is based on our credit adjusted risk free rate. Accordingly, the carrying value of our asset retirement obligations under IFRS will be impacted by the use of a risk free rate which is lower than our credit adjusted risk free rate. At the time of adoption, long-term liabilities are expected to increase approximately $48 million, the deferred tax liability will decrease approximately $13 million and retained earnings will decrease approximately $35 million. The net equity impact is expected to be a decrease in equity of approximately $35 million and is included in the table below.

    Under IAS 37, the unwinding of the discount rate in subsequent periods in respect of asset retirement obligations is presented as interest expense in the profit and loss statement. Under Canadian GAAP, the unwinding of the discount rate in respect of asset retirement obligations is presented as an operating expense.

  (e)
  Accounts Receivable Securitization:    SIC 12, Consolidation—SPEs, requires that all subsidiaries that are controlled by the parent are to be consolidated. The determination of control for a special purpose entity ("SPE") includes an analysis of the risks and rewards associated with the SPE. Accordingly, under IFRS SPEs are consolidated when benefits flow-back to the sponsor. Under Canadian GAAP, we are not required to consolidate the SPE that is used in one of our securitization programs and have maintained off-balance sheet treatment for this entity. Consolidation of this SPE at the time of adoption will increase cash approximately $4 million, increase accounts receivable approximately $11 million and decrease other non-current assets approximately $15 million. We do not expect an impact on equity.

    In addition, although the transfer of receivables under our securitization programs comply with the standards for derecognition under Canadian GAAP, under IAS 39, Financial Instruments, the receivables transferred to financial counterparties cannot be derecognized. Accordingly, the funded amount of the programs at the time of adoption is approximately $122 million and we will increase accounts receivable by this amount and increase the current portion of long-term debt by the same amount (programs were initially to expire in February 2010, see Liquidity and Capital Resources, Off-Balance Sheet Accounts Receivable Securitization Programs). We do not expect an impact on equity.

  (f)
  Impairment of Assets:    IAS 36, Impairment of Assets, requires that an entity assess at each reporting date whether there is any indication that an asset may be impaired by analyzing internal and external indicators for possible impairment. If any such indication exists the entity shall estimate the recoverable amount of the asset which is the higher of its fair value less cost to sell and its value in use. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. Fair value less costs to sell is the amount obtainable from sale of the asset in an arm's length transaction. The determination of value in use is performed at the level of the cash generating unit which is the smallest group of assets that generates cash inflow which is independent of the cash flows of any other assets.

    Under Canadian GAAP, long-lived asset are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Assessing whether impairment exists is determined by comparing the carrying value of the asset (or group of assets) with the expected undiscounted future cash flows from the asset. Similar to IFRS, this assessment is performed at the lowest level of asset groups with independent cash flows. If the carrying amount does exceed the value of the undiscounted cash flows, the impairment loss is determined by the excess of the carrying value over the fair value of the asset. Since the initial step in assessment of impairment under Canadian GAAP utilizes undiscounted cash flows whereas under IFRS the impairment test uses discounted cash flows, impairment losses may be more frequent under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment is reduced. Canadian GAAP does not permit reversal of previously recognized impairment losses.

    When determining the fair value of our identifiable assets and liabilities that was recorded on the IPIC Acquisition date, we applied discounted cash flow valuation methodologies to determine the fair value of property, plant and equipment which would be similar to the methodology for impairment testing under IFRS.

  (g)
  Discontinued Operations:    In our opening statement of financial position, assets held for sale, previously reported as discontinued operations under Canadian GAAP, will no longer be classified as such under IFRS, which results in additional reclassifications on the statement of financial position between continuing and discontinued operations.

Estimated Impact of Adopting IFRS

        The following is a summary of the expected equity impact of adopting IFRS in the opening statement of financial position on January 1, 2010 (in millions of U.S. dollars):

Equity as reported under Canadian GAAP at January 1, 2010	$1,793
Increases (decreases) in equity resulting from IFRS adjustments (after- tax):
Employee benefit plans (paragraph (c) above)	14
Asset retirement obligations (paragraph (d) above)	(35)
Other	(2)

Equity as restated under IFRS at January 1, 2010	$1,770

        The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from our transition to IFRS. We continue to work on the convergence project and monitor and assess the development of standards to understand the application of the IFRS principles which will affect the quantification of our IFRS adjustments on January 1, 2010 and subsequent reporting periods.

Market and Regulatory Risk

        The Audit Committee of our Board of Directors regularly reviews foreign exchange, interest rate and commodity hedging activity and monitors compliance with the our hedging policy. Our policy prohibits the use of financial instruments for speculative purposes and limits hedging activity to the underlying net economic exposure. See Note 23 in our Annual Audited Consolidated Financial Statements for additional information.

  Foreign Exchange Hedging

        We are exposed to both translation and transaction effects resulting from changes in currency exchange rates. Through September 30, 2008, all of our operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation. Transaction currency effects occur when we incur monetary assets or liabilities in a currency different from our functional currency.

        In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on us to fund operations. As a result of this change in circumstances, we undertook a review of the functional currency exposures of all of our businesses and concluded that the currency exposures of our Canadian entities predominately are now U.S. dollars. Accordingly, as required by GAAP, we commenced recording transactions in our Canadian entities using U.S. dollars as the functional currency effective October 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. We accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amount on September 30, 2008, became the historical basis for all items as of October 1, 2008. We continue to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

        We have established a policy which provides a framework for foreign currency management, hedging strategies and approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with our foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out our cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into our functional currency are generally not hedged; however, we may hedge this risk under certain circumstances. We have not changed our policies as a result of the change in functional currency. To address the risks associated with having the U.S. dollar as our functional currency, we:

  •
  Entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Cdn$250 million 7.85% notes due and settled in August 2010. The foreign currency forwards locked in repayment of the Cdn$250 million 7.85% notes at U.S.$237 million.

  •
  Where possible negotiate payments be made in U.S. dollars to decrease foreign currency exposures on our working capital balances.

        Foreign currency risks also may result from certain investing activities such as the acquisition and disposal of investments in foreign companies and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

        Our subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. We historically have not used currency derivatives to hedge such payments.

        At December 31, 2010 and December 31, 2009, we had no outstanding foreign currency derivative instruments.

        Our investing, financing and operating activities are exposed to currency risks. Currency risks, as defined by CICA 3862, arise when a monetary financial instrument is denominated in a currency other than the functional currency. As of December 31, 2010 and 2009, we had a net monetary liability position of $252 million and $675 million, respectively, in non-U.S. dollar currencies at their respective current exchange rates. Each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $19 million and $47 million after-tax, respectively. Any change in the Euro would not be material.

        Beginning January 1, 2011, our income statement exposure will be reduced to approximately a $3 million after-tax decrease (increase) with each 10% weakening (strengthening) of the Canadian dollar against the U.S. dollar. This change results from moving to IFRS under which foreign currency gains and losses on pension obligations are reported in AOCI.

  Commodity Price Risk Management and Hedging

        We use commodity-based derivatives to manage our exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to our hedging policy. We limit our positions in futures markets to proprietary feedstock requirements and do not use derivative instruments for speculative purposes.

        Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of our crude inventory against changes in the market price. As of December 31, 2010 and December 31, 2009, we had no outstanding commodity-based derivatives designated as fair value hedges. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss).

        In addition, we utilize options, swaps and futures instruments as economic hedges of commodity price exposures, but do not meet the hedge accounting criteria of CICA 3865, Hedges, or are not designated as qualifying hedges. Gains and losses on these commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

        The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that do not qualify for hedge accounting are as follows:

	Dec. 31, 2010			Dec. 31, 2009
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume—mm bbls	1.5	0.9	0.9	2.9	2.7	1.9
Weighted-average price per bbl	$94.75	$48.46	$72.67	$88.61	$45.75	$72.25
Fair value	$2	$4	$(4)	$16	$17	$(15)
Term to maturity—months	1 - 24	1 - 24	1 - 24	1 - 36	1 - 36	4 - 36

        The notional volume and fair value of outstanding derivative contracts for natural gas that do not qualify for hedge accounting are as follows:

	Dec. 31,
(millions of U.S. dollars, except as noted)	2010	2009
Notional volume—mm gjs	1.8	—
Weighted-average price per gj	$3.75	$—
Fair value	$—	$—
Term to maturity—months	1 - 3	—

        We lock in a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. In 2010, our portfolio also included trades to re-price excess feedstock inventory, and a small volume of our winter natural gas requirements was locked in at a fixed price. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market decrease in 2010 as compared to 2009. As of December 31, 2010, each 10% change in the price of crude oil, propane and butane would have impacted the value of our derivative contracts and change net income by approximately $11 million, $4 million and $4 million, after tax, respectively. As of December 31, 2009, each 10% change in the price of crude oil, propane and butane would impact the value of our derivative contracts and change net income by approximately $14 million, $10 million and $5 million, after tax, respectively. As of December 31, 2010, any reasonably possible change in the natural gas price would not impact the value of our derivative contracts materially. The sensitivity analysis of our commodity derivative contracts does not consider any adjustments for credit risk. See "Price, Volume and Cost Influence Profitability" for further sensitivity analysis of our primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. As of December 31, 2010, we remain exposed to price risk on open commodity derivatives until their maturity. There have been no other changes in our market risk exposure or how this risk is managed.

  Equity Forward Contracts

        Equity forward contracts were used to manage exposures to fluctuations in our stock-based compensation costs, as the costs of the plans varied as the market price of the underlying common shares changed. As a result of the IPIC Transaction on July 6, 2009, all stock-based compensation plans were terminated; therefore, we are no longer exposed to fluctuations in stock-based compensation costs. For further details on our equity forward contracts, see "Stock-Based Compensation, Forward Transactions and Profit Sharing."

  Liquidity Risk

        Liquidity risk is the risk that we will not have sufficient funds available to meet our liabilities. We seek to maintain liquidity within a targeted range in the form of cash and cash equivalents and undrawn revolving credit facilities to position us to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in our operations and capital requirements to maintain and grow operations. Liquidity totaled $976 million at December 31, 2010 and $796 million at December 31, 2009 (2009 was restated for discontinued operations, see Note 3 in our Annual Audited Consolidated Financial Statements).

        Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, undrawn revolving credit facilities, accounts receivable securitization programs and internal actions taken to reduce costs and conserve cash. Capital markets transactions may also be used in managing the balance between maturing obligations and available liquidity. Our future liquidity is dependent on factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing.

  Credit Risk Management

        Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which we are entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to us by those counterparties, less any amounts owed to the counterparty by us where a legal right of offset exists and also includes the fair value of contracts with individual counterparties which are recorded in the Annual Audited Consolidated Financial Statements.

        For derivative financial instruments, we have established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. We do not anticipate that any counterparties we currently transact with will fail to meet their obligations. At December 31, 2010 and December 31, 2009, we had no credit exposure for foreign currency, interest rate or share-based instruments. At December 31, 2010 we had $7 million of credit exposure for commodity-based instruments (December 31, 2009—$17 million).

        In order to manage credit and liquidity risk, we invest only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically we invest only in overnight bank term deposits.

        Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Trade receivables over 30 days were down from 3% at December 31, 2009 to 1% at December 31, 2010. There is no indication as of December 31, 2010, that the debtors will not meet their obligations. Historically, trade receivable credit losses (bad debt write-offs) have been immaterial and bad debt expense continued to be immaterial in 2010.

  Government Regulation and Environmental Protection

        We are committed to the Responsible Care® initiative as the basis for our overall safety, health, environment, security and risk program. Responsible Care is a global industry initiative that is currently practiced by the chemical industry in over 50 countries worldwide. Responsible Care was created by the Chemistry Industry Association of Canada in 1985 and adopted by the American Chemistry Council in the United States in 1988. As a participant in Responsible Care, we are committed to the responsible management of our products through their life cycle, the safety of our operations, the continuous reduction of the emissions and wastes from our facilities and sustainability.

        Similar to other companies that manufacture and sell plastics and chemicals, we are subject to extensive environmental laws and regulations. These laws and regulations concern the manufacturing, processing and importation of certain substances, discharges or releases to air, land or water and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials.

        Although we believe that our businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of petrochemical products involve the risk of accidental discharges of hazardous materials, personal injury and property and environmental damage.

        From time to time, we have entered into consent agreements or have been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and, under certain circumstances, joint and several liability for the costs of environmental contamination on or from our properties and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. Provision has been made in our financial statements to cover the estimated costs. Nevertheless, we cannot provide any assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances which exceed our reserves or will be material.

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from 2006 levels by 2020 and by 60% to 70% by 2050. In December 2010, Canada signed the Copenhagen Accord committing to reduce national GHG emissions by 17% from 2005 levels by 2020.

        The Canadian federal government, recognizing the recent global economic recession and Canada's approximate 2% contribution of global GHGs, has indicated an intent to balance national environmental and energy policies between economic renewal and sustainable development. In addition, the Canadian federal government has stated that GHG reduction objectives require a systemic approach of regulating emissions sector by sector and, where appropriate, alignment with the United States. To date, the Canadian federal government emphasis remains on GHG emissions associated with transportation and coal fired electricity generation. We anticipate legally binding federal GHG emission reduction requirements to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering or implementing GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements on facilities that emit over 100,000 tons of GHGs per year. In compliance with the regulations, we submitted the GHG emissions baseline data and the 2007 and 2008 emissions data and have satisfied the requirements associated with reducing GHG emissions intensity by 12% from the 2003-2005 baseline. Recently, the Ontario legislature passed Bill 185, the Environmental Protection Amendment Act (Greenhouse Gas Emissions Trading), providing the foundation for the province's cap and trade program to reduce GHG emissions, which is expected to come into force in 2012. Ontario has also indicated its intent to align such a program with the other provinces and states participating in the Western Climate Initiative. On December 1, 2009, Ontario filed its Greenhouse Gas Emissions Reporting Regulation under the Environmental Protection Act. This regulation came into force on January 1, 2010 and provides for the annual reporting of GHGs by prescribed facilities that emit 25,000 tons of carbon dioxide equivalent or more per year.

        Although the United States has not ratified the Kyoto Protocol, it is a signatory to the Copenhagen Accord. Additionally, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency ("EPA") and in Congress. Various state and regional laws, regulations and initiatives have been enacted or are being considered, including the Regional Greenhouse Gas Initiative, the Midwestern Regional Greenhouse Gas Reduction Accord, and the Western Climate Initiative.

        In September 2009, the EPA issued the Final Mandatory Reporting of Greenhouse Gases Rule requiring facilities that emit more than 25,000 tons of GHGs per year to collect data beginning January 1, 2010 with the first annual reports due March 31, 2011. In May 2010, the EPA released the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule imposing requirements upon new and modified major stationary sources emitting more than 75,000 tons of GHGs per year. This rule requires new or modified sources beginning January 2, 2011 to obtain permits on the basis of acceptable GHG controls or mitigation, the standards for which are established within the current Clean Air Act framework of pre-construction permitting and limitation of emissions using best available control technology or the equivalent. The rule allows for a phased in approach to the development of such standards. The emissions from NOVA Chemicals' U.S.-based facilities are significantly below the threshold and are not subject to this rule.

Summarized Quarterly Financial Information

	2010				2009(1)
(millions of U.S. dollars)	Oct. 1 to Dec. 31	July 1 to Sept. 30(1)	Apr. 1 to June 30(1)	Jan. 1 to Mar. 31(1)	Oct. 1 to Dec. 31	July 6 to Sept. 30	July 1 to July 5	Apr. 1 to June 30	Jan. 1 to Mar. 31
	Successor						Predecessor
Revenue	$1,170	$1,072	$1,244	$1,090	$841	$771	$36	$720	$589
Operating income (loss) from continuing operations	$129	$113	$214	$134	$84	$15	$(45)	$(50)	$(116)
Income (loss) from continuing operations	$48	$44	$56	$85	$28	$(19)	$(33)	$(82)	$(120)
Net income (loss)	$60	$54	$51	$94	$17	$(19)	$(33)	$(83)	$(123)

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

Fourth Quarter 2010 Overview

        Income from continuing operations in the fourth quarter of 2010 was $48 million compared to $28 million in the fourth quarter of 2009. In the fourth quarter of 2010, earnings were higher as business conditions were improved versus the same quarter in 2009. The Olefins/Polyolefins business unit margins and volumes were higher resulting in the majority of the change.

	Three Months Ended
(millions of U.S. dollars)	Dec. 31, 2010	Dec. 31, 2009(1)
Revenue	$1,170	$841
Operating income (loss) from continuing operations(2)
Olefins/Polyolefins(3)	$213	$111
Performance Styrenics	1	1
Corporate	(85)	(28)

Operating income from continuing operations	$129	$84
Income from continuing operations	$48	$28
Net income	$60	$17

Notes:

(1)
Restated for discontinued operations. See Note 3 in our Annual Audited Consolidated Financial Statements.

(2)
See Supplemental Measures.

(3)
Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins, and Polyethylene segments.

        The Olefins/Polyolefins business unit reported operating income from continuing operations of $213 million in the fourth quarter of 2010, which was up from $111 million in the fourth quarter of 2009. This increase was due to sales prices that rose more than feedstock costs for all products and higher volumes.

        The Joffre Olefins segment reported operating income from continuing operations of $97 million in the fourth quarter of 2010 compared to operating income of $47 million in the fourth quarter of 2009. Operating income was higher quarter-over-quarter due to sales prices that increased more than feedstock costs and higher volume.

        The Corunna Olefins segment reported operating income from continuing operations of $16 million in the fourth quarter of 2010, which was an improvement from an operating loss of $4 million in the fourth quarter of 2009. Operating income was higher quarter-over-quarter due to sales prices that increased more than feedstock costs and higher volume.

        The Polyethylene segment reported operating income from continuing operations of $122 million in the fourth quarter of 2010, improved from $77 million in the fourth quarter of 2009. The increase was primarily due to sales prices that increased more than feedstock costs.

        The Performance Styrenics segment reported operating income from continuing operations of $1 million in the fourth quarter of both 2010 and 2009. In the fourth quarter of 2010, feedstock prices increased more than sales prices resulting in lower margins, which were offset by lower operating costs due to restructuring within the segment compared to the fourth quarter of 2009.

        Corporate operating cost from continuing operations was $85 million in the fourth quarter of 2010 compared to $28 million in the fourth quarter of 2009. The higher quarter-over-quarter cost was primarily due to the strengthening of the Canadian dollar, the write-down of Performance Styrenics assets and a note receivable and the increase of certain pension liabilities, in connection with the sale of our interest in the INEOS NOVA joint venture.

Disclosure Controls and Procedures

        Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of December 31, 2010, our principal executive officer and principal financial officer have concluded that NOVA Chemicals' disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by NOVA Chemicals in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange and Commission rules and forms and is accumulated and communicated to NOVA Chemicals' management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

        There have been no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Information

        Additional information relating to NOVA Chemicals is filed with Canadian securities administrators and can be accessed through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") at www.sec.gov/edgar.shtml.

Audit Committee

        As a venture issuer that is not required to prepare an information circular or an annual information form, we are required by section 6.2 of National Instrument 52-110 — Audit Committees ("NI 52-110") to make the disclosure regarding our Audit Committee of our Board of Directors required by Form 52-110F2 in our annual MD&A. This disclosure is attached hereto as Annex B.

Corporate Governance

        As a venture issuer that is not required to prepare an information circular or an annual information form, we are required by section 2.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") to make certain corporate governance disclosure required by Form 58-101F2 in our annual MD&A. This disclosure is attached hereto as Annex C.

TRADEMARKS

        Advanced SCLAIRTECH™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

        ARCEL®, DYLARK®, DYLITE®, and NOVACAT® are registered trademarks of NOVA Chemicals Inc.

        SCLAIR® and SURPASS® are registered trademarks of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

        Responsible Care® or variations thereof are registered service marks of the Chemistry Industry Association of Canada in Canada and the American Chemistry Council, Inc. in the United States.

 Annex A

RISK FACTORS

Risks Related to Our Business

The cyclicality of plastics and chemical businesses may cause significant fluctuation in our income and cash flow.

        Our historical operating results reflect the cyclical and volatile nature of plastics and chemical businesses. Our businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply, resulting from capacity additions. Prolonged oversupply leads to declining capacity utilization rates, prices and profit margins. The markets for ethylene, co-products and polyethylene, are also highly cyclical, resulting in volatile profits and cash flow over the business cycle. Because we derive nearly all of our revenue from sales of these products, our operating results are more sensitive to this cyclical nature than many of our competitors who have more diversified businesses. This cyclicality is exacerbated by volatility in feedstock prices. We cannot provide assurance that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in our operating results.

        Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause us and other industry participants to lower production rates, which can reduce our margins, income and cash flow.

Rising costs of energy and raw materials may result in increased operating expenses and reduced results of operations.

        We purchase large amounts of energy and raw materials, including natural gas and crude oil, for our businesses, representing a substantial portion of our operating expenses. The prices of energy and raw materials have historically been highly volatile and cyclical, and our energy and raw material costs have fluctuated significantly in recent years. Although certain of our customer contracts are tied to changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices. Currently, the price of crude oil is disproportionately higher than the price of natural gas resulting in a higher than historical average ratio between the two potentially giving natural gas-based producers an advantage over oil-based producers. We cannot predict whether and to what extent energy and/or raw materials prices will rise in the future or whether and to what extent we will be able to pass on such cost increases to our customers. Any significant energy and/or raw materials cost increase could have a material adverse effect on our business, results of operations, financial condition or cash flow.

Interruptions in our supply of raw materials could adversely affect our business.

        We purchase large amounts of raw materials, including natural gas and crude oil, for our businesses. If temporary shortages due to disruptions in supply caused by weather, transportation, production delays, regulatory changes or other factors require us to procure our raw materials from sources other than our current suppliers, we cannot provide any assurance that we will be able to do so on terms as favorable as our current terms, or at all. Currently, the amount of ethane available as feedstock in Alberta is largely dependent on volumes of natural gas available to be processed at the ethane extraction plants ("Straddle Plants") on the mainline of the TransCanada Alberta pipeline system as well as the ethane content in that natural gas. Weather conditions and economic conditions drive demand for and the price of natural gas and could lead to short-term supply dislocations. In 2011, we expect the export flows of natural gas from Alberta to be similar to the lower than historical flows experienced in 2010, due primarily to low selling prices for natural gas in North America. This will likely lead to less than historical natural gas flowing through the Straddle Plants and therefore less ethane available as feedstock for our ethylene plants in Western Canada. If we are unable to secure additional feedstock sources, our operating results could be negatively impacted.

Unanticipated problems or delays with projects to source additional feedstock may harm our business.

        We have recently executed agreements to secure additional feedstock, and we continue to work with suppliers, the Alberta government and pipeline companies to source additional supply for our feedstock needs. Some of the agreements contemplate other parties investing in, designing and constructing pipelines, fractionation facilities, and/or installing or modifying complex equipment. These projects may suffer significant delays as a result of a variety of factors, such as shortages of workers, key equipment, parts and materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, regulatory requirements, unforeseen difficulties or labor issues, any of which could prevent the projects from commencing operations as expected, which could harm our business.

We sell our products in highly competitive markets and face significant price pressure.

        We sell our products in highly competitive markets. Due to the commodity nature of a majority of our products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, we may not be able to protect our market position by product differentiation or pass on cost increases to our customers. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. Although we strive to maintain or increase our profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, we cannot provide any assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on our operating results.

        Among our competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than we can. In addition, most of our competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of our current or future competitors develop proprietary technology that enables them to produce products that compete with our products at a significantly lower cost, segments of our technology could be rendered over time uneconomical or obsolete. The entrance of new competitors into the industry may reduce our ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, production from low-cost producers in petroleum-rich countries is increasing in the chemical industry and may expand significantly in the future. Any of these developments could affect our ability to enjoy higher profit margins during periods of increased demand.

External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect our income and cash flow.

        External factors can cause significant fluctuations in demand for our products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, competitor actions, technological developments, unplanned facility shutdowns, international events and circumstances, and governmental regulation.

        Demand for our products is influenced by general economic conditions. A number of our products are highly dependent on durable goods markets, which are themselves particularly cyclical. If the global economy does not continue to improve, demand for our products and our income and cash flow could be adversely affected.

        We may reduce production, idle a facility for an extended period of time, or discontinue certain products because of high raw material prices, an oversupply of a particular product, feedstock unavailability and/or lack of demand for that particular product. When we decide to reduce or idle production, reduced operating rates are often necessary for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of the outages and the restart of these facilities.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

        Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Our business, financial condition and result of operations were negatively affected in prior periods as a result of the recent downturn. While many areas of the global economy are improving and the credit markets have improved, a slowdown in the economic recovery or worsening global economic conditions could result in a variety of risks to our business, including, deferrals or reductions of customer orders, potential deterioration of customers' ability to pay us or our suppliers' ability to meet their obligations, losses or impairment charges, reduced revenue, reduced demand for our products, deterioration in our cash balances and liquidity, and increased volatility in energy and raw material prices. Any of the foregoing could harm our business.

Operating problems in our business may adversely affect our income and cash flow.

        The occurrence of significant operating problems at our facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility or on our operations as a whole. Our income and cash flow are dependent on the continued operation of our various production facilities. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline, storage tank and other leaks and ruptures; integrity issues associated with storage caverns; fires; mechanical failure; labor difficulties; remediation complications; discharges or releases of pollutants, contaminants or toxic or hazardous substances or gases and other environmental risks; explosions; chemical spills; unscheduled downtime; transportation interruptions; and inclement weather and natural disasters.

        Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil, regulatory or criminal penalties. Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. We carry insurance against potential operating hazards which is consistent with industry norms. If we were to incur a significant liability that was not covered by insurance, it could significantly affect our productivity, profitability and financial position.

We are subject to intellectual property and other litigation from time to time in the ordinary course of business.

        We are currently involved in patent litigation.

        In 2005, the Dow Chemical Company ("Dow Chemical") filed a complaint against NOVA Chemicals in the Federal District Court in Delaware alleging that certain grades of our SURPASS polyethylene film resins infringe two Dow Chemical patents. In June 2010, a jury trial took place resulting in a verdict against us which awarded damages in the amount of $61.8 million based on sales of SURPASS resin in the United States through the end of 2009. On July 30, 2010, the court awarded Dow Chemical pre-judgment interest in the amount of $14.3 million.

        Following the jury verdict, both parties filed certain motions with the District Court in Delaware, including a motion by Dow Chemical seeking a permanent injunction to require us to stop importing and selling certain sLLDPE grades of SURPASS resin in the United States. Given the substantial issues for appeal, including the question of Dow Chemical's standing in the case, the short unexpired term of the patents and the possibility that we will prevail on appeal, the court was not persuaded that entry of a permanent injunction would serve the parties or the public interest and the judge denied Dow Chemical's motion for a permanent injunction. Accordingly, the court's order permits us to sell the alleged infringing grades of our SURPASS resin to existing customers in the United States.

        We have appealed the verdict to the Court of Appeals for the Federal Circuit in Washington, D.C. on several grounds. To stay execution (i.e., collection) of the money judgment pending the outcome of the appeal, we posted a bond in the amount of the jury verdict plus pre-judgment interest as awarded by the court, post-judgment interest at a prescribed statutory rate and costs as determined by the court. The bond is secured with cash collateral in the amount of $85 million.

        In December 2010, Dow Chemical filed a Statement of Claim against NOVA Chemicals in the Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent that is related to the U.S. patents subject to the suit in the United States.

        Although we believe that we do not infringe Dow Chemical's patents and have meritorious defenses and intend to vigorously defend these patent suits, we can give no assurance that we will be able to achieve a satisfactory outcome.

        We are involved in other litigation from time to time in the ordinary course of business. Among these items is a claim by Dow Chemical Canada ULC and its European affiliate concerning our jointly owned third ethylene plant at our Joffre facility ("E3"). The amount of the claim was initially $120 million, but, on August 12, 2010, the court granted an application to amend the amended statement of claim to update the damage claims and add new claims. Accordingly, the amount of the claim is now approximately $300 million. We initially counterclaimed in the same action for approximately $300 million. We have filed our amended statement of defense and counterclaim. The amount of our counterclaim is now approximately $700 million. This litigation is in its early stages and no amount has been accrued as of December 31, 2010 with respect to this claim.

        Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could be time consuming, result in substantial costs, require significant amounts of management time, and result in the diversion of significant operational resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are exposed to costs arising from environmental compliance, cleanup and adverse litigation, which may have a substantial adverse effect on our business, financial condition, operating results and cash flow.

        We are subject to extensive foreign, federal, provincial, state and local environmental laws and regulations concerning the manufacturing, processing and importation of certain chemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and cleanup of regulated substances. Our operations involve the risk of accidental discharges or releases of hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. We cannot provide assurance that we will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

        From time to time, we have entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, we may be subject to strict and under certain circumstances, joint and several liability for the costs of environmental contamination on or from our properties, and at off-site locations where we disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. We have been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. We have a provision in our financial statements to cover the estimated costs of remediation of discontinued sites and future environmental liabilities. Nevertheless, we cannot provide assurance that we will not incur substantial costs and liabilities resulting from future events or unknown circumstances, which exceed our reserves or will be material.

We could incur significant costs to comply with greenhouse gas emission reduction requirements, which in turn could reduce our operating results and cash flow.

        In 2002, Canada ratified the Kyoto Protocol, and agreed to regulate reductions in air emissions that contribute to climate change. In 2007, the Canadian federal government released its plan for reducing industrial air emissions, including an ultimate goal of reducing greenhouse gas ("GHG") emissions by 20% from the 2006 levels by 2020 and by 60 to 70% by 2050. In December 2010, Canada signed the Copenhagen Accord committing to reduce national GHG emissions by 17% from 2005 levels by 2020.

        The Canadian federal government, recognizing the recent global economic recession and Canada's approximate 2% contribution of global GHGs, has indicated an intent to balance national environmental and energy policies between economic renewal and sustainable development. In addition, the Canadian federal government has stated that GHG reduction objectives require a systemic approach of regulating emissions sector by sector and, where appropriate, alignment with the United States. To date, the Canadian federal government emphasis remains on GHG emissions associated with transportation and coal fired electricity generation. We anticipate legally binding federal GHG emission reduction requirements to be imposed on our operations in Canada, although the scope and timing for such requirements and the related impacts are uncertain.

        Many Canadian provinces are also considering or implementing GHG emissions reduction legislation. In Alberta, the Specified Gas Emitters Regulation under the Climate Change and Emissions Management Act came into effect in 2007, imposing annual reductions requirements on facilities that emit over 100,000 tons of GHGs per year. In compliance with the regulations, we submitted the GHG emissions baseline data and the 2007 and 2008 emissions data and have satisfied the requirements associated with reducing GHG emissions intensity by 12% from the 2003-2005 baseline. Recently, the Ontario legislature passed Bill 185, the Environmental Protection Amendment Act (Greenhouse Gas Emissions Trading), providing the foundation for the province's cap and trade program to reduce GHG emissions, which is expected to come into force in 2012. Ontario has also indicated its intent to align such a program with the other provinces and states participating in the Western Climate Initiative. On December 1, 2009, Ontario filed its Greenhouse Gas Emissions Reporting Regulation under the Environmental Protection Act. This regulation came into force on January 1, 2010 and provides for the annual reporting of GHGs by prescribed facilities that emit 25,000 tons of carbon dioxide equivalent or more per year.

        Although the United States has not ratified the Kyoto Protocol, it is a signatory to the Copenhagen Accord. Additionally, a number of federal laws and regulations related to GHG emissions are being considered by the U.S. Environmental Protection Agency ("EPA") and in Congress. Various state and regional laws, regulations and initiatives have been enacted or are being considered, including the Regional Greenhouse Gas Initiative, the Midwestern Regional Greenhouse Gas Reduction Accord, and the Western Climate Initiative.

        In September 2009, the EPA issued the Final Mandatory Reporting of Greenhouse Gases Rule requiring facilities that emit more than 25,000 tons of GHGs per year to collect data beginning January 1, 2010 with the first annual reports due March 31, 2011. In May 2010, the EPA released the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule imposing requirements upon new and modified major stationary sources emitting more than 75,000 tons of GHGs per year. This rule requires new or modified sources beginning January 2, 2011 to obtain permits on the basis of acceptable GHG controls or mitigation, the standards for which are established within the current Clean Air Act framework of pre-construction permitting and limitation of emissions using best available control technology or the equivalent. The rule allows for a phased in approach to the development of such standards. The emissions from NOVA Chemicals' U.S.-based facilities are significantly below the threshold and are not subject to this rule.

        We continue to develop and implement a variety of initiatives to improve energy efficiency and reduce GHG emissions across our manufacturing operations. Due to the uncertainty of long term regulatory requirements, we cannot provide assurance that we will not incur substantial costs to meet GHG emission reduction requirements or whether they will be material.

We are dependent upon certain key members of management.

        Our success depends to a significant degree on the abilities and efforts of our senior management. Moreover, our success depends on our ability to attract, retain and motivate qualified management, technical and sales personnel. These people are in high demand and often have competing employment opportunities. The labor market for skilled employees in the plastics and chemicals industry is competitive, and we may lose key employees or be forced to increase compensation to retain these people. Employee turnover could significantly increase our employee costs. The loss of key personnel, or the failure to attract qualified personnel, could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to losses that are not covered by insurance.

        We carry comprehensive liability and property (including fire and extended perils) insurance on all of our facilities, with deductibles and other policy specifications and insured limits customarily carried in the petrochemical industry for similar properties. In addition, some types of losses, such as losses resulting from war are not insured. We determine coverage limits based on what we believe to be a reasonable maximum foreseeable loss scenario for our operations. In the event that an uninsured loss or a loss in excess of insured limits occurs, we may not be reimbursed for the cost to replace capital invested in that property, nor insured for the anticipated future revenues derived from the manufacturing activities conducted at that property, while we could remain obligated for any indebtedness or other financial obligations related to the property. Any such loss could adversely affect our business, results of operations or financial condition.

We have made and may continue to make investments in entities that we do not control.

        We have established joint ventures and made minority interest investments designed to increase our vertical integration, enhance customer service and increase efficiencies in our marketing and distribution. Our principal joint venture is the E3 facility. There is a significant risk that, as a result of differing views and priorities, there will be occasions when the joint venture parties do not agree on various matters and any such disagreements may result in delayed decisions, disputes or litigation (such as the litigation concerning the E3 facility discussed earlier in these risk factors), which could harm our business.

Labor disputes could have an adverse effect on our business.

        As of December 31, 2010, we had approximately 2,445 employees globally. Approximately 320, or 13%, of our North American employees are represented by unions under two separate collective bargaining agreements that expire on March 15, 2012 and March 31, 2013. If we are unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, we could experience work stoppages, a disruption in operations or higher labor costs, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

Our business is dependent on its intellectual property. If our patents are declared invalid or our trade secrets become known to our competitors, our ability to compete may be adversely affected.

        Proprietary protection of our processes, apparatuses and other technology is important to our business. Consequently, we rely on judicial enforcement for protection of our patents. While a presumption of validity exists with respect to patents issued to us in the United States and Canada, there can be no assurance that any of our patents will not be challenged, invalidated or circumvented. Furthermore, if any pending patent application filed by us does not result in an issued patent, then the use of any such intellectual property by our competitors could have an adverse effect on our businesses, financial condition, results of operations or cash flow. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to produce or sell our products lawfully in a competitive manner, which could have an adverse effect on our business, financial condition, results of operations or cash flow.

        We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached and, consequently, may not provide meaningful protection for our trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, others could obtain knowledge of such trade secrets through independent development or other access by legal means. Although we do not regard any single patent or trademark as being material to our operations as a whole, the failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could have an adverse effect on our business, financial condition, results of operations or cash flow.

        Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties alleging that we infringe third party intellectual property rights. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling products and require us to redesign, relabel or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our future pension costs and required level of contributions could be unfavorably impacted by market volatility.

        We currently maintain four defined benefit plans in North America covering various categories of employees and retirees, which represent our major defined benefit retirement plans. Funding obligations are determined using actuarial valuations that are based on certain assumptions about the long-term operation of the plans, including employee turnover, retirement rates, the performance of the financial markets and interest rates. If future trends differ from the assumptions, the amount we are obligated to contribute to the plans may increase. If financial markets perform lower than what is assumed, we may have to make larger contributions to the plans than we would otherwise have to make and expenses related to defined benefit obligations could increase. Also, if interest rates are lower than we assume, we may be required to make larger contributions than we would otherwise have to make.

        In 2008 and early 2009, we experienced significant declines in the value of our pension plan assets due to the adverse conditions in the equity markets globally. In response to the financial pressures and adverse market conditions placed on plan sponsors, U.S. federal and the Canadian provincial legislators enacted temporary funding relief measures. In 2010, our Canadian plans were funded based on these temporary measures. For 2011, some of these measures will expire with the result that our funding obligations will increase significantly over 2010. In addition, if economic conditions are difficult, we will be required to make even larger future contributions to our defined benefit plans. Reported results could be materially and adversely affected, and our cash flow available for other uses may be significantly reduced.

Our business may be adversely affected by fluctuations in currency exchange rates and other risks associated with international operations.

        Although we report our results in U.S. dollars, we conduct a significant portion of our business outside the United States, and we are subject to risks normally associated with international operations.

        Our financial results are impacted by transaction currency effects resulting from changes in currency exchange rates. Transaction currency effects occur when one of our subsidiaries incurs costs or earns revenue in a currency different from its functional currency. This can impact our financial results in two ways:

  •
  Balance sheet re-measurement: monetary items which are denominated in a foreign currency are revalued to the period end foreign exchange rates with the resulting gains or losses being reported on the Foreign exchange losses (gains) line of our Consolidated Statements of Income (Loss).

  •
  Fixed cost exposure: a significant portion of our operating and selling, general and administrative costs are incurred in Canada and are paid in Canadian dollars. As the Canadian dollar fluctuates relative to the U.S. dollar, these costs will be higher or lower in U.S. dollar terms. This impact is recorded in each individual line of our Consolidated Statements of Income (Loss).

        Fluctuations in exchange rates may also affect the relative competitive position of a particular manufacturing facility, as well as our ability to market our products successfully in other markets.

        Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the difficulty of enforcing agreements and collecting receivables through foreign legal systems.

Risks Relating to Our Indebtedness

We have a significant amount of debt, which could adversely affect our financial condition.

        We have a significant amount of indebtedness. As of December 31, 2010, we had (a) total indebtedness of approximately $1,541 million and (b) additional amounts of $695 million available for borrowing under our credit facilities (less $19 million utilized as of December 31, 2010), subject to customary conditions. In addition, subject to the restrictions in our credit facilities and the indentures, we may incur significant additional indebtedness from time to time.

        The level of our indebtedness could have important consequences, including:

  •
  limiting cash flow available for general corporate purposes, including capital expenditures and acquisitions, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

  •
  limiting our ability to obtain additional debt financing on satisfactory terms in the future for working capital, capital expenditures, research and development efforts, acquisitions and other general corporate obligations;

  •
  limiting our ability to obtain feedstock, materials or services on advantageous terms in the future due to debt levels or changes in credit ratings;

  •
  limiting our flexibility in planning for, or reacting to, competitive and other changes in our industry and economic conditions;

  •
  exposing us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

  •
  increasing our vulnerability to general economic downturns and adverse competitive and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged.

        If new debt is added to current debt levels, the related risks described above would intensify. If financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We will require a significant amount of cash to service our indebtedness and our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We have a significant amount of indebtedness, of which $10 million is maturing in 2011 and an additional $400 million is maturing in January 2012. We cannot provide any assurance that:

  •
  our business will generate sufficient cash flow from operations;

  •
  future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

  •
  we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

        Factors beyond our control will affect our ability to make these payments and refinancings. These factors could include those discussed elsewhere in the MD&A, including under this "Risk Factors" section and under "Disclosure Regarding Forward-Looking Information."

        If we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot provide any assurance that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

Our debt agreements restrict our ability to take certain actions.

        The agreements governing our indebtedness impose significant operating and financial restrictions on us and our subsidiaries. These restrictions may restrict our ability to pursue our business strategies, such as acquisitions or joint ventures, or engage in other favorable business activities.

  Our indentures

        Our indentures governing our public debt contain various covenants that limit our ability to engage in certain transactions, including the ability to create liens or engage in sale and leaseback transactions and could reduce the available capacity under our revolving credit facilities.

  Our credit facilities

        We currently have four revolving credit facilities aggregating $695 million of borrowing capacity (one of the facilities in the amount of $100 million will expire on March 20, 2011 and a $30 million tranche under another of the facilities will expire on September 20, 2011). As of December 31, 2010, $19 million of the available $695 million borrowing capacity was utilized. While each of the credit facilities contains typical affirmative and negative covenants, which are substantially the same, our senior secured revolving credit facility, as well as other financing agreements, contain financial covenants, which require quarterly compliance. Our ability to meet the financial covenants may be impacted by events beyond our control, and we may not be able to satisfy these covenants in the future.

        Our credit facilities also contain restrictive covenants that limit our ability, and the ability of our restricted subsidiaries to, among other things: incur additional liens; sell certain assets; make distributions on or repurchase equity; incur additional debt; enter into hedging agreements; enter into operating leases; engage in reorganizations or mergers; and change the character of our business.

        A breach of any of these provisions could permit the lenders to declare all amounts outstanding under the credit facilities to be immediately due and payable and to terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our senior secured revolving credit facility could proceed against the collateral granted to them to secure that debt.

A downgrade in the ratings of our debt securities could result in increased interest and other financial expenses related to future borrowings and could restrict our access to additional capital or trade credit.

        Standard & Poor's Corporation, Moody's Investor Service, Inc., Dominion Bond Rating Service Limited ("DBRS") and Fitch Ratings Ltd. maintain credit ratings for our debt securities. Except for the DBRS rating, each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could result in increased interest and other financial expenses relating to our future borrowings and could restrict our ability to obtain additional financing on satisfactory terms, if at all. In addition, any downgrade could restrict our access to, and negatively impact the terms of, trade credit extended by our suppliers of raw materials.

We are controlled by International Petroleum Investment Company, whose interests may not be aligned with the interests of our debt holders.

        A holding company controlled by IPIC currently owns all of our equity and, therefore, IPIC has the power to control our affairs and policies. It also controls the election of directors, the appointment of management, the entering into mergers, sales of substantially all of our assets and other extraordinary transactions. The directors have authority, subject to the terms of our debt, to issue additional stock, declare dividends and make other decisions.

        The interests of IPIC and its affiliates could conflict with the interests of the holders of our debt. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of IPIC, as equity holders, might conflict with the interests of our debt holders. IPIC and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions (including integrating us with another IPIC-controlled petrochemical company) that, in their judgment, could enhance their equity investments, even though such transactions might involve risks. Additionally, IPIC and its affiliates are in the business of making investments in companies, and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours.

 Annex B

Audit Committee

Chairman: Stephen Soules
Other Members: Mohamed Al Mehairi and Georg Thoma

        The Audit Committee of the Board reviews and enquires into matters affecting our financial reporting, our system of internal accounting and financial controls and procedures and our financial audit procedures and plans; oversees the policies and practices relating to corporate compliance and risk management strategies; reviews and approves the external auditor's proposed audit scope and approach and the performance of the external auditors; reviews with management the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with our retirement plans; and reviews with management and reports to the Board of Directors on our financing plans and objectives.

        The Board approves, on the recommendation of the Audit Committee, all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services that are to be provided by the external auditors. In doing so, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

        All members of the Audit Committee are financially literate, and Mr. Soules is "independent" as defined by NI 52-110. With respect to requirements set forth in Parts 3 and 5 of NI 52-110, we are relying on the exemption in Section 6.1 of NI 52-110.

External Auditor Service Fees (By Category)

        The following fees were billed to us by Ernst & Young LLP and approved by the Board of Directors during the prior two years:

(U.S. dollars)	2010	2009
Audit Fees	$2,443,201	$2,583,957
Audit-Related Fees	90,409	1,595,598
Tax Fees	41,982	45,761

Total Fees	$2,575,592	$4,225,316

        Audit fees include fees for the audit of our Annual Audited Consolidated Financial Statements, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters. Fee amounts for 2010 are based on invoices relating to the 2010 year-end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services that are related to the audit of our Annual Audited Consolidated Financial Statements. These services include an audit of our conversion to a new consolidation software platform, consultation with respect to IFRS, non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

        Tax fees include fees for advice on tax compliance and planning, customs filings for us and our subsidiaries, and advice on tax-related matters.

        Our Board of Directors approves, on the recommendation of the Audit Committee, all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, the Audit Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the Audit Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2010, the Audit Committee has concluded that it does not.

        A copy of the charter of the Audit Committee is attached to this Annex B as Schedule 1.

Schedule 1

Audit Committee Charter

Purpose

        The Audit Committee is established to fulfill any obligations respecting audit committees under applicable laws and to assist the Board of Directors (the "Board") of NOVA Chemicals Corporation (the "Company") in fulfilling its oversight responsibilities with respect to financial reporting, including responsibility for (1) the integrity of the Company's financial statements, (2) the Company's compliance with ethics policies and legal and regulatory requirements, (3) the external auditor's qualifications and independence, (4) the performance of the Company's internal and external auditors, (5) the financial reporting process, (6) the Company's internal control systems and financial disclosure controls, (7) risk management, and (8) retirement plans. The Audit Committee will also prepare any reports as may be required by law or regulation.

Authority

        The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to and shall, as required:

  •
  Oversee the work of the external auditor engaged by the Company to conduct the annual audit. If required by applicable law, the external auditor shall report directly to the Audit Committee.

  •
  Resolve any disagreements between management and the external auditor regarding financial reporting.

  •
  Pre-approve the scope and related fees for all auditing and permitted non-audit services performed by the external auditor for the Company or its subsidiaries according to applicable professional standards of accounting and auditing. Non-permitted non-audit services include:

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  Bookkeeping or other services related to accounting;

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  Financial information systems design and implementation;

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  Appraisal or valuation services, fairness opinions, or contribution in-kind reports;

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  Actuarial services;

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  Internal audit outsourcing services;

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  Management or human resources functions;

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  Broker or dealer, investment adviser or investment banking services;

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  Legal services and expert services unrelated to the audit; and

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  Any other service that the Audit Committee determines.

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  Retain (and set and pay the compensation for) independent counsel, accountants or others to advise the Audit Committee or assist in investigations.

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  Communicate directly with the internal and external auditors and meet with the Company officers or outside counsel, as necessary and as determined by the Board.

Composition

        The Audit Committee will consist of at least three members, all of whom are directors who are appointed by the Board. The Board will nominate the Chairman of the Audit Committee and may nominate a Vice Chairman. All Audit Committee members shall be financially literate. At least one member of the Audit Committee shall be a "financial expert" as defined by applicable legislation and regulation with extensive accounting and/or related financial management expertise, such that he/she understands generally accepted accounting principles (GAAP) and main principles of International Financial Reporting Standards (IFRS), and has the ability to assess the application of these principles in connection with accounting estimates, accruals and reserves. Each member shall be "independent" if required under applicable laws, subject to any exemptions which may be available thereunder.

        The Board or, if it fails to do so, the members of the Audit Committee, shall appoint one of their members as a Chairman. The Chairman shall: (i) review and approve the agenda for each meeting of the Audit Committee and, as appropriate, consult with members of management; (ii) preside over meetings of the Audit Committee; (iii) report to the Board on the activities of the Audit Committee relative to its recommendations, resolutions, actions, and concerns, and (iv) meet as necessary with the internal and external auditors. The Audit Committee shall also appoint a Secretary who need not be a director. The Secretary shall prepare minutes of the meetings of the Audit Committee.

Meetings

        The Audit Committee will meet at least quarterly with authority to convene additional meetings as circumstances require. Notice of the time and place of every meeting must be given in writing (which may be by facsimile or e-mail) to each member of the Audit Committee at least 24 hours prior to the Audit Committee meeting. A member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. A meeting of the Audit Committee may be called by the Secretary of the Audit Committee on the direction of any member of the Audit Committee or the CEO of the Company. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, the Vice Chairman of the Audit Committee shall chair the meeting. If the Chairman and the Vice Chairman are not present or if there is no person appointed as Vice Chairman of the Audit Committee, the chairman of the meeting shall be chosen by the Audit Committee from the Audit Committee members present.

        All Audit Committee members are expected to attend each meeting, in person or via teleconference or videoconference. A quorum for meetings is two members, present in person, or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other. The Company's CEO and/or CFO, and a senior executive responsible for the internal audit function will attend all meetings. The external auditor will attend at least one meeting a year and will attend other meetings at the Audit Committee's direction. The Audit Committee will invite members of management or others to attend meetings and provide information as necessary. Meeting agendas will be prepared and provided in advance to members along with appropriate briefing materials.

Responsibilities

        The Audit Committee will carry out the following responsibilities:

Financial Statements and Disclosure

  •
  Review and discuss with management and the external auditor and recommend for approval by the Board, the Company's annual report (including the audited annual financial statements and management's discussion & analysis), any reports on adequacy of disclosure and internal controls, all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities.

  •
  Review and discuss with management and the external auditor (if the Audit Committee determines that the external auditor will be reviewing such interim report) and approve the Company's interim reports and press releases that include the quarterly financial statements and management's discussion & analysis, on quarterly and year-end financial results, prior to public release.

  •
  Review and discuss with management and approve the Company's news releases containing financial information, financial outlooks or future oriented financial information, prior to public release.

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  Review and discuss with management and the external auditor and approve all accounting policies and reporting issues that would have a significant effect on the Company's financial statements, and any changes to such policies. These policies and issues may include:

  •
  Complex or unusual transactions and highly judgmental areas;

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  Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; and

  •
  The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

  •
  Review analyses prepared by the management and external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP/IFRS methods on financial statements and the accounting assumptions used for liabilities for retirement plans and post-retirement liabilities.

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  Review with the external auditor the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the external auditor's activities or on access to requested information, and any significant disagreements with the management.

  •
  Review any disclosures made by the CEO and/or CFO that may be required by law or regulation involving significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company's internal controls.

  •
  Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses.

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  Discuss with management any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements.

Internal and Disclosure Controls and Risk Management

  •
  Consider and review with management the adequacy and effectiveness of the Company's internal control system, including information technology security and control, and risk management process.

  •
  Provide oversight of the Company's approach to enterprise risk management, including understanding the material risks of the business and the related mitigation strategies, as well as taking reasonable steps to ensure that management has an effective risk management process in place to identify, understand and appropriately manage the risk of the business.

  •
  In addition, review and approve changes considered advisable, after consultation with officers of the Company, to the Company's policies relating to:

  •
  the derivative and hedging programs used to manage competitive and operational considerations;

  •
  the loss prevention policies (including insurance coverage); and

  •
  the risk retention philosophy and the resulting uninsured exposure of the Company.

  •
  Understand the scope of internal and external auditors' review of internal control and obtain reports on significant findings and recommendations, together with managements' responses.

  •
  As required by applicable legislation and regulation, review the results of management's evaluation of the adequacy and effectiveness of disclosure controls and internal controls over financial reporting within the Company in connection with the certifications signed by the CEO and CFO and filed with securities regulators. Management's evaluation will include a review of:

  •
  policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect financial statement misstatements due to fraud and error; and

    •
    internal control recommendations of the internal and external auditors, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

Internal Audit

  •
  Review with management and the senior executive responsible for the internal audit function the charter, plans, activities, staffing and organizational structure of the internal audit function.

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  Approve whether the internal audit activity should be outsourced and if outsourced approve the supplier.

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  Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the senior internal audit executive if internal audit activity is not outsourced.

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  Review and discuss with management the effectiveness of the internal audit function, including audit coverage of risk and control issues deemed to be of high importance.

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  On a regular basis review results of performed audits.

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  Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

External Auditor and Annual Audit

  •
  Review and approve the external auditor's proposed audit scope and approach, including coordination of audit efforts with internal audit and others.

  •
  Review the performance of the external auditor, and approve the appointment or discharge of the external auditor and the compensation of the external auditor. In performing this review, the Audit Committee will:

  •
  At least annually obtain and review a report by the external auditor describing: the audit firm's internal quality assurance procedures; any material issues raised by the most recent internal quality assurance review; and to assess the external auditor's independence in all relationships between the external auditor and the Company;

  •
  Take into account the opinions of management and internal audit;

  •
  Review and evaluate the lead partner of the external auditor; and

  •
  Present its conclusions with respect to the external auditor to the Board.

  •
  Review and approve the rotation of the lead audit partner and the audit firm as required by law or regulation.

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  Establish and monitor policies for the hiring by the Company of partners, employees or former partners and employees of the present and former external auditor.

  •
  On a regular basis meet with the external auditor to discuss matters that the Audit Committee or the external auditor believe should be discussed. The Audit Committee should also meet separately with management to discuss any issues raised by the auditors.

Retirement Plans

  •
  Approve the Company's Statement of Investment Principles and Beliefs, and Statements of Investment Procedures, at least annually, and any other policies relating to the funding of the retirement plans or investment of the trust funds.

  •
  Approve funding decisions for the defined benefit retirement programs in accordance with actuarial reports and legal requirements in the applicable jurisdiction.

  •
  Approve the appointment of auditors and approve jointly with the Remuneration Committee the appointment of actuaries and trustees for the retirement plans.

  •
  Approve the charter for the pension committee, appointment of pension committee members and the delegation of responsibilities to pension committee members (jointly with the Remuneration Committee).

  •
  Approve and report to the Board on the annual pension committee report on the funding of the Company's retirement plans and the investment performance of the trust funds.

Compliance

  •
  Obtain reports from management (who is responsible for maintaining internal controls and policies, which comply with relevant legal and regulatory requirements) on any material compliance issues and their assessment of the ethical culture.

  •
  Ensure that the Company has adopted a code of ethics for senior financial officers.

  •
  Review, monitor and assess, on a regular basis, the adequacy of the Company's Communication and Disclosure Policy that establishes guidelines and standards for communications with the public.

  •
  Ensure that a process and procedure has been established by the Company for receipt, retention, and treatment of complaints regarding non-compliance with the Company's Business Conduct Policy, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Audit Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

  •
  Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's compliance policies.

Reporting Responsibilities

  •
  Regularly report to the Board about Audit Committee activities and issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's external auditor, including approval of non-audit services, and the performance of the internal audit function.

  •
  Provide an open avenue of communication between internal audit, the external auditor and the Board.

  •
  Review any other reports or plans of the Company that relate to the Audit Committee responsibilities.

Other Responsibilities

  •
  Perform other activities related to this charter as requested by the Board.

  •
  Institute and oversee special investigations as needed.

  •
  Review and assess the adequacy of the Audit Committee charter annually, requesting approval from the Board for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

  •
  Confirm annually that all responsibilities outlined in this Charter have been carried out.

May 27, 2010

 Annex C

Board of Directors

        Our Board of Directors, or "Board", facilitates its exercise of independent judgment in its supervision of NOVA Chemicals' management by having a Board comprised primarily of independent directors which allows the Board to act in the best interest of NOVA Chemicals without being unduly influenced by our management.

        All of the Board members (other than Mr. Woelfel) are independent of management and the other prescriptive relationships identified in NI 58-101 as they relate directly to NOVA Chemicals. Randy Woelfel is not considered to be independent by virtue of his position as the Chief Executive Officer ("CEO") of NOVA Chemicals. Although considered independent under NI 58-101, three of the seven Board members are officers of entities that are parties to the Agreement in Principle described in the following section. These members include His Excellency Khadem Al Qubaisi and Mr. Al Mehairi, each of whom is an officer of IPIC, and Mr. Garrett, who is an officer of Borealis AG ("Borealis").

        None of the Board members are directors of other public companies.

Nomination of Directors

        In addition to owning NOVA Chemicals, IPIC has other investments in the chemicals industry, including Borealis, a petrochemicals company in Europe, and OMV Aktiengesellschaft ("OMV"), one of the largest oil and gas groups in Central and Southeastern Europe, with significant investments in petrochemicals. Borealis is jointly controlled by IPIC (with 64% of the share capital) and OMV (with 36% of the share capital). In addition, IPIC owns approximately 20% of the share capital of OMV.

        IPIC, OMV and Borealis entered into an Agreement in Principle ("AiP") in August 2009 to define our future corporate governance structure, including the composition of our Board and the creation of an owners' committee ("Owners' Committee") that will consist of four members — two nominated by IPIC and two nominated by OMV. The AiP contemplates that Borealis will acquire from IPIC 24.9% of our share capital. Pursuant to the terms of the AiP, the four members of the Owners' Committee shall also be members of our Board of Directors and, in each such capacity, will effectively control, to the extent permitted by law, matters to be determined by our Board and shareholder. Through this arrangement, OMV will share control of our company with IPIC.

        The AiP received the antitrust clearance of the European Commission on October 27, 2009. As of the date of this MD&A, the parties have not taken any actions to implement the AiP and no determination has been made whether to proceed with the transactions contemplated by the AiP.

Compensation

        The Remuneration Committee of our Board of Directors is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals, including in respect of the CEO. The Remuneration Committee Chairman has direct access to independent external compensation consultants on executive compensation and human resources matters. These consultants provide objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Remuneration Committee in making informed, fair and reasonable decisions. The Remuneration Committee determines the value and mix of compensation for the CEO with input from independent external compensation consultants and makes a recommendation to the Board for approval.

        Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Non-employee director compensation is currently comprised of: (i) an annual retainer; (ii) annual committee membership retainer; and (iii) annual committee chair retainer. Our sole shareholder determines the compensation for members of our Board.

C-1

Director Orientation and Continuing Education

        On joining the Board, each new director receives comprehensive orientation materials covering key operating practices and current issues, and an overview of committee charters and issues and organization-wide policies and practices. At regularly scheduled Board and committee meetings, directors are given updates on emerging business and governance initiatives. Presentations and tours at the sites of our principal operations are provided to directors on a periodic basis, in conjunction with Board meetings, for the purpose of acquainting directors with our operations and the communities in which they are located.

Ethical Business Conduct

        All directors, officers and employees of NOVA Chemicals must act in accordance with NOVA Chemicals' Business Conduct Policy, a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, conflicts of interest and compliance with law. In addition, NOVA Chemicals has adopted a Code of Ethics for its CEO and senior financial officers, which establishes additional expectations, obligations and responsibilities for such officers and is reviewed and certified by such officers on a quarterly basis. The Business conduct policy and the Code of Ethics can be accessed at www.novachemicals.com. There were no material departures from the Business Conduct Policy and the Code of Ethics in 2010.

        From time to time, matters may come before the Board where a director may have a conflict of interest. If and when such matters arise, that director will declare himself as having a conflict of interest and will not participate in the discussions and any vote on that matter. Through the annual Questionnaires for Directors and Officers, directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the Board and management in identifying conflict of interest situations in advance.

        A hotline, known as the "Ethics Line" was implemented in October 2002, to allow employees to report actual or suspected violations of the law or NOVA Chemicals' Business Conduct Policy and to ask compliance or ethics-related questions on an anonymous basis. In 2005, NOVA Chemicals also implemented a mandatory questionnaire, which employees are required to complete electronically on a regular basis. Employees must report on the questionnaire any violations of the law or the Business Conduct Policy of which they are aware, but have not yet reported through the Ethics Line or by other means. Material reports of non-compliance or unethical conduct that are received on the Ethics Line, the annual questionnaire or by any other means, are reported regularly to the Audit Committee, and a summary of all of the issues that have been reported is also provided to the Audit Committee on an annual basis.

Assessments

        IPIC's subsidiary, NOVA Chemicals Holding GmbH, holds all of our issued and outstanding common shares, which are our only class of shares issued and outstanding. The performance of the Board of the Directors is assessed by our sole shareholder, from time to time, and changes to Board composition are made, in a time and manner as such shareholder may determine.

C-2

QuickLinks

  Exhibit 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION
TRADEMARKS
Annex A RISK FACTORS
Annex B
Annex C